AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 2001
                                                      File No. 333-____________
                                                               File No. 811-7924
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                       AND

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 35

                  LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          LINCOLN BENEFIT LIFE COMPANY
                               (Name of Depositor)
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
               (Complete Address of Depositor's Principal Office)

                                 CAROL S. WATSON
                          Lincoln Benefit Life Company
                             2940 South 84th Street
                             Lincoln, Nebraska 68506
                                 1-800-525-9287
                (Name and Complete Address of Agent for Service)

                                    Copy to:

                               JOAN E. BOROS, ESQ.
                           Christopher S. Petito, Esq.
                                 Jorden Burt LLP
                        1025 Thomas Jefferson Street N.W.
                                 Suite 400 East
                           Washington, D.C. 20007-0805
                            ------------------------

SECURITIES BEING OFFERED: FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS

Approximate date of proposed public offering: as soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant has registered an indefinite amount of securities under the Securities Act of 1933, pursuant to Section 24 of the Investment Company Act of 1940.
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

Showing Location in Part A (Prospectus) and Part B of Registration Statement of Additional Information Required by Form N-4

ITEM OF FORM N-4
PART A: INFORMATION REQUIRED IN A PROSPECTUS
1.   Cover Page........................................................Cover Page
2.   Definitions.......................................................Important Terms
3.   Synopsis..........................................................The Contract At A Glance,
                                                                       How the Contract Works, Expense Table
4.   Condensed Financial Information
     (a) Accumulation Unit Values......................................Not Applicable
     (b) Explanation of Calculation of Performance.....................Performance Information
     (c) Location of Other Financial Statements........................Condensed Financial Data
5.   General Description of Registrant, Depositor, and Portfolio Companies
     (a) Depositor.....................................................Lincoln Benefit Life Company
     (b) Registrant....................................................Separate Account
     (c) Portfolio Companies...........................................The Portfolios
     (d) Portfolio Company Prospectuses................................The Portfolios
     (e) Voting Rights.................................................Voting Privileges
     (f) Administrators................................................Administration
6.   Deductions
     (a) General.......................................................Expenses
     (b) Sales Load Percent............................................Expenses
     (c) Special Purchase Plans........................................Expenses
     (d) Commissions...................................................Distribution
     (e) Portfolio Expenses............................................Expense Table
     (f) Operating Expenses............................................Expense Table, Expenses
7.   General Description of Contracts
     (a) Persons with Rights...........................................How the Contract Works, Contract Owner
     (b) (i)  Allocation of Purchase Payments..........................Purchases
         (ii) Transfers................................................Investment Alternatives: Transfers
         (iii) Exchanges...............................................Not Applicable
     (c) Changes.......................................................Modification of the Contract
     (d) Inquiries.....................................................Questions and Answers about
                                                                       Your Contract:  Who Should I Contact
                                                                       for More Information
8.   Annuity Period....................................................Income Payments
9.       Death Benefit.................................................Death Benefits
10.      Purchases and Contract Value                                  Purchases and Contract Value
11.    Redemptions
         (a) By Owners.................................................Access to Your Money
       (b) By Annuitant................................................Income Payments
       (c) Texas ORP...................................................Not Applicable
       (d) Lapse.......................................................Minimum Contract Value
       (e) Free Look...................................................Right to Cancel
12.    Taxes...........................................................Legal Proceedings
14.    Table of Contents of SAI........................................Table of Contents of SAI

PART B: INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

15.    Cover Page......................................................Cover Page

16.    Table of Contents...............................................Table of Contents

17.    General Information and History
       (a) Depositor's Name............................................Not Applicable
       (b) Assets of Subaccount........................................Not Applicable
       (c) Control of Depositor........................................Prospectus: Lincoln Benefit Life Company

18.    Services
       (a) Fees and Expenses of Registrant.............................Not Applicable
       (b) Management Contracts........................................Not Applicable
       (c) Custodian...................................................Prospectus: Separate Account
             Independent Public Accountant.............................Prospectus: Experts
       (d) Assets of Registrant........................................Prospectus: Separate Account
       (e) Affiliated Persons..........................................Not Applicable
       (f) Principal Underwriter.......................................Prospectus: Distribution of the Contracts

19.    Purchase of Securities Being Offered............................Prospectus: Distribution of the Contracts

20.    Underwriters....................................................Prospectus: Distribution of the Contracts

21.    Calculation of Performance Data.................................SAI:  Performance Information

22.    Annuity Payments................................................SAI: Calculation of Variable Income Payments, Calculation of
                                                                       Annuity Unit Values

23.    Financial Statements
       (a) Financial Statements of Registrant..........................SAI: Financial Statements
       (b) Financial Statements of Depositor...........................SAI: Financial Statements


PART C: OTHER INFORMATION

The information required to be provided in Part C is separately identified by Item number.

                    The Lincoln Benefit Life Variable Annuity

                       Prospectus dated May 17, 2001

--------------------------------------------------------------------------------

Lincoln Benefit Life Company "Lincoln Benefit" "we", or "us") is offering the Lincoln Benefit Variable Annuity, a group and individual flexible premium deferred variable annuity contract ("CONTRACT"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 22 "INVESTMENT ALTERNATIVES". The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 19 variable Subaccounts ("VARIABLE SUBACCOUNTS") of the Lincoln Benefit Life Variable Annuity Account ("VARIABLE ACCOUNT"). Each Variable Subaccount invests exclusively in shares of the portfolios ("Portfolios") of the following mutual funds ("FUNDS"):

Fidelity Variable Insurance Products Fund
Janus Aspen Series
LSA Variable Series Trust
MFS Variable Series Trust
The Universal Institutional Funds, Inc.
OCC Accumulation Trust
PIMCO Variable Insurance Trust
Salomon Brothers Variable Series Funds

Each Fund has multiple Portfolios. Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds and/or Portfolios. Your annuity application will list all available Portfolios.

Lincoln Benefit has filed a Statement of Additional Information, dated May 17, 2001, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page C-1 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.

-------------------------------------------------------------------------------

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

IMPORTANT NOTICES: THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-DEALERS THAT HAVE RELATIONSHIPS WITH BANKS OR OTHER FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS. HOWEVER, THE CONTRACTS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL. THE CONTRACTS ARE NOT FDIC INSURED.


TABLE OF CONTENTS
--------------------------------------------------------------------

                                                                        Page

Overview...............................................................
     Important Terms...................................................
     The Contract At A Glance..........................................
     How the Contract Works............................................
     Expense Table.....................................................
     Financial Information.............................................
Contract Features......................................................
     The Contract......................................................
     Purchases.........................................................
     Contract Value....................................................
     Investment Alternatives...........................................
         The Variable Subaccounts......................................
         The Fixed Account Options.....................................
         Transfers.....................................................

     Expenses..........................................................
     Access To Your Money..............................................
     Contract Loans....................................................
     Income Payments...................................................
     Death Benefits....................................................

Other Information......................................................
     More Information:.................................................

         Lincoln Benefit Life..........................................
         The Variable Account..........................................
         The Portfolios................................................
         The Contract..................................................
         Qualified Plans...............................................
         Legal Matters.................................................

     Taxes.............................................................
     Annual Reports and Other Documents................................
     Experts...........................................................
     Performance Information...........................................
Appendix A - Market Value Adjustment Example                             A-1
Appendix B - Calculation of Enhanced Earnings Death Benefit Amount       B-1
Statement of Additional Information Table of Contents                    C-1

IMPORTANT TERMS
--------------------------------------------------------------------

THIS PROSPECTUS USES A NUMBER OF IMPORTANT TERMS THAT YOU MAY NOT BE FAMILIAR WITH. THE INDEX BELOW IDENTIFIES THE PAGE THAT DESCRIBES EACH TERM. THE FIRST USE OF EACH TERM IN THIS PROSPECTUS APPEARS IN HIGHLIGHTS.

                                                                            Page


     Accumulation Phase................................................
     Accumulation Unit.................................................
     Accumulation Unit Value...........................................
     Anniversary Values................................................
     Annuitant.........................................................
     Automatic Additions Plan..........................................
     Automatic Portfolio Rebalancing Program...........................
     Beneficiary.......................................................
     Cancellation Period...............................................
     Contingent Beneficiary............................................
     *Contract.........................................................
     Contract Anniversary..............................................
     Contract Owner ("You")............................................
     Contract Value....................................................
     Contract Year.....................................................
     Death Benefit Anniversary.........................................
     Death Benefit Earnings............................................
     Dollar Cost Averaging Program.....................................
     Due Proof of Death................................................
     Enhanced Earnings Death Benefit Rider.............................
     Enhanced Death Benefit Rider......................................
     Excess-of-Earnings Withdrawal.....................................
     Fixed Account Options.............................................
     Free Withdrawal Amount............................................
     Funds.............................................................
     Guarantee Periods.................................................
     Guaranteed Income Benefit.........................................
     Guaranteed Maturity Fixed Account.................................
     Income Base.......................................................
     Income Benefit Rider..............................................
     Income Plan.......................................................
     In-Force Premium..................................................
     Investment Alternatives...........................................
     Issue Date........................................................
     Lincoln Benefit ("We" or "Us")....................................
     Loan Account......................................................
     Market Value Adjustment...........................................
     Payout Phase......................................................
     Payout Start Date.................................................
     Portfolios........................................................
     Primary Beneficiary...............................................
     Qualified Contracts...............................................
     Rider Date........................................................

     SEC
     Settlement Value..................................................
     Systematic Withdrawal Program.....................................
     Valuation Date....................................................
     Variable Account..................................................
     Variable Subaccount...............................................



*In certain states the Contract is available only as a group Contract. If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

THE CONTRACT AT A GLANCE
--------------------------------------------------------------------

THE FOLLOWING IS A SNAPSHOT OF THE CONTRACT. PLEASE READ THE REMAINDER OF THIS PROSPECTUS FOR MORE INFORMATION.


FLEXIBLE PAYMENTS


You can purchase a Contract with as little as $10,000. You can add to your Contract as often and as much as you like, but each payment must be at least $100 unless you enroll in an automatic payment plan, in which case each payment must be at least $50.


RIGHT TO CANCEL

You may cancel your Contract within 20 days of receipt or any longer period as your state may require ("CANCELLATION PERIOD"). Upon cancellation, we will return your purchase payments adjusted, to the extent federal or state law permits, to reflect the investment experience of any amounts allocated to the Variable Account.

EXPENSES

You will bear the following expenses:


o Total Variable Account annual fees equal to 1.35% of average daily net assets (1.60% if you select the ENHANCED DEATH BENEFIT RIDER, 1.55% if you elect the INCOME BENEFIT RIDER, and 1.80% if you select both the Enhanced Death Benefit and the Income Benefit Riders).

o If you select the ENHANCED EARNINGS DEATH BENEFIT RIDER, you would pay an additional annual fee of up to 0.35% of average daily net assets (depending on the oldest Contract owner's age on the date we issue the Rider). For more information about Variable Account expenses, see "EXPENSES" below.


o Withdrawal charges ranging from 0% to 8% of purchase payment withdrawn (with certain exceptions)

o Transfer fee of up to .50% of the transfer amount, but not less than $25, after 12th transfer in any Contract Year (fee currently waived)


o State premium tax (if your state imposes one). In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Subaccount.

INVESTMENT ALTERNATIVES


The Contract offers 22 investment alternatives including:


o    3 Fixed Account Options (which credit interest at rates we guarantee)


19 Variable Subaccounts investing in Portfolios offering professional money management by these investment advisers:

                   Fidelity Management & Research Company
                   Janus Capital Corporation
                   LSA Asset Management LLC
                   Massachusetts Financial Services Company
                   Miller Anderson & Sherrerd, LLP
                   OpCap Advisors
                   Pacific Investment Management Company
                   Salomon Brothers Asset Management

TO FIND OUT CURRENT RATES BEING PAID ON THE FIXED ACCOUNT OPTIONS OR HOW THE VARIABLE SUBACCOUNTS HAVE PERFORMED, CALL US AT 1-800-525-9287.


SPECIAL SERVICES

For your convenience, we offer these special services:

o        AUTOMATIC PORTFOLIO REBALANCING PROGRAM
o        AUTOMATIC ADDITIONS PROGRAM
o        DOLLAR COST AVERAGING PROGRAM
o        SYSTEMATIC WITHDRAWAL PROGRAM

INCOME PAYMENTS

You can choose fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

o        life income with guaranteed payments

o        a "joint and survivor" life income with guaranteed payments

o        guaranteed payments for a specified period (5 to 30years)


We offer an optional Income Benefit Rider.


DEATH BENEFITS


If you or the ANNUITANT (if the Contract Owner is a non-living person) die before the PAYOUT START DATE, we will pay the death benefit described in the Contract. We offer an Enhanced Death Benefit Rider and Enhanced Earnings Death Benefit Rider.


TRANSFERS


Before the Payout Start Date, you may transfer your Contract value ("CONTRACT VALUE") among the investment alternatives, with certain restrictions. We do not currently impose a fee upon transfers. However, we reserve the right to charge up to .50% of the transfer amount, but not less than $25 per transfer after the 12th transfer in each "Contract Year", which we measure from the date we issue your Contract or a Contract anniversary "CONTRACT ANNIVERSARY"), which is the anniversary of your Contract's Issue Date.


WITHDRAWALS

You may withdraw some or all of your Contract Value at anytime prior to the Payout Start Date. In general, you must withdraw at least $50 at a time. Full or partial withdrawals are available under limited circumstances on or after the Payout Start Date. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old. A withdrawal charge and a MARKET VALUE ADJUSTMENT also may apply.

HOW THE CONTRACT WORKS


The Contract basically works in two ways.


First, the Contract can help you (we assume you are the CONTRACT OWNER) save for retirement because you can invest in up to investment alternatives and pay no federal income taxes on any earnings until you withdraw them. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. See "Tax Qualified Contracts" on page [ ]. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Subaccounts and/or Fixed Account Options. If you invest in any of the three Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Subaccounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.


Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS")
described on page ___. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Subaccounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.



 ISSUE    ACCUMULATION PHASE       PAYOUT START                 PAYOUT PHASE
 DATE                                 DATE
--------------------------------------------------------------------------------
You buy     You save for    You elect to receive    You can receive   Or you can
a Contract   retirement     income payments or      income payments     receive
                             receive a lump         for a set period     income
                               sum payment                              payments
                                                                        for life



As the Contract Owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract Owner or, if none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. SEE "The Contract." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract Owner, or if there is none, to your Beneficiary. SEE "Death Benefits."

Please call us at 1-800-525-9287 if you have any questions about how the Contract works.


EXPENSE TABLE

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes that may be imposed by the state where you reside. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge (as a percentage of purchase payments)*


Number of Complete Years Since We Received the Purchase Payment Being Withdrawn:

                                       0   1   2   3   4   5   6   7   8   9+
Applicable Charge:                     8%  8%  7%  7%  6%  6%  5%  4%  3%  0%

Transfer Fee up to .50% of the transfer amount, but not less than $25**



*Each Contract Year, you may withdraw the greater of earnings not previously withdrawn or 15% of your new purchase payments and any old purchase payments not previously withdrawn without incurring a withdrawal charge.


**Applies solely to the thirteenth and subsequent transfers within a Contract Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE DEDUCTED FROM EACH VARIABLE SUBACCOUNT)

Variable Account Annual Expenses (as a percentage of average daily net asset value deducted from each Variable Subaccount)

Without the Enhanced Death Benefit or Income Benefit Riders
Mortality and Expense Risk Charge            1.25%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.35%


With the Enhanced Death Benefit Rider
Mortality and Expense Risk Charge            1.50%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.60%

With the Income Benefit Rider
Mortality and Expense Risk Charge            1.45%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.55%

With the Income Benefit and Enhanced Death Benefit Riders
Mortality and Expense Risk Charge            1.70%
Administrative Expense Charge                0.10%
Total Variable Account Annual Expenses       1.80%

If you elect the Enhanced Earnings Death Benefit Rider, your Total Variable Account Annual Expenses will be increased, based on the oldest Contract Owner's age on the date we issue the Rider, as follows:

     Age                   Annual Charge
     0-55                       0.15%
     56-65                      0.25%
     66-75                      0.35%

                            PORTFOLIO ANNUAL EXPENSES
                 (AFTER VOLUNTARY REDUCTIONS AND REIMBURSEMENTS)
           (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET ASSETS)(1)


                                                                                                                            Total
                                                                                                                          Portfolio
                                                                                          Rule 12b-1                        Annual
Portfolio                                                                 Management Fees     Fees      Other Expenses     Expenses
------------------------------------------------------------------------ ---------------- ------------ --------------- -------------
Fidelity Variable Insurance Products
     Equity-Income-Service Class 2 (2)                                        0.48%          0.25%         0.10%           0.83%
     Investment Grade Bond-Service Class 2 (3)                                0.43%          0.25%         0.37%           1.05%
     Overseas-Service Class 2 (2)                                             0.72%          0.25%         0.18%           1.15%

Janus Aspen Series
     Worldwide Growth-Service Class (4)                                       0.65%          0.25%         0.05%           0.95%

LSA
     Balanced Fund (5)                                                        0.80%           N/A          0.30%           1.10%
     Disciplined Equity Fund (5)                                              0.75%           N/A          0.30%           1.05%
     Emerging Growth Equity Fund (5)                                          1.05%           N/A          0.30%           1.35%
     Focused  Equity Fund (5)                                                 0.95%           N/A          0.30%           1.25%
     Growth Equity Fund (5)                                                   0.85%           N/A          0.30%           1.15%
     Value Equity Fund (5)                                                    0.80%           N/A          0.30%           1.10%

MFS
     New Discovery Series-Service Class (6,7,8)                               0.90%          0.20%         0.16%           1.26%
     Utilities Series-Service Class (6,7)                                     0.75%          0.20%         0.16%           1.11%

The Universal Institutional Funds
     High Yield Portfolio                                                     0.26%           N/A          0.54%           0.80%

OCC
     Science and Technology Portfolio (9,10)                                  0.00%           N/A          1.04%           1.04%
     Small Cap Portfolio (9)                                                  0.80%           N/A          0.10%           0.90%

PIMCO
     Foreign Bond Portfolio-Administrative Class                              0.25%           N/A          0.66%           0.91%
     Money Market Portfolio-Administrative Class                              0.15%           N/A          0.35%           0.50%
     Total Return Bond Portfolio-Administrative Class(11)                     0.25%           N/A          0.40%           0.65%

Salomon Brothers
     Variable Capital Fund                                                    0.70%           N/A          0.21%           0.91%

1. Figures shown in the table are for the year ended December 31, 2000 (except as otherwise noted).

2. Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. Had these reductions been taken into account, "Total Portfolio Annual Expenses" would have been as follows: 0.82% for Equity Income-Service Class 2 and 1.13% for Overseas-Service Class 2.

3. The fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed a certain level. Without this reduction, "Other Expenses" and "Total Portfolio Annual Expenses" were 1.07% and 1.75% respectively. This arrangement may be discontinued by the fund's manager at any time.

4. Expenses are based upon expenses for the fiscal year ended December 31, 2000, restarted to reflect a reduction in the management fee.

5. The Manager has agreed to reduce "Other Expenses" or reimburse the Funds so that no Fund will incur expenses that exceed 0.30% of its assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for the period ending December 31, 2000 were 3.07% and 3.87 for LSA Balanced Fund, 1.87% and 2.62% for LSA Disciplined Equity Fund, 2.24% and 3.29% for Emerging Growth Equity Fund, 2.73% and 3.68% for LSA Focused Equity Fund, 2.65% and 3.50% for LSA Growth Equity Fund, and 2.89% and 3.69% for LSA Value Equity Fund respectively. There is no guarantee that such reimbursement will continue beyond April 30, 2002.

6. Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

7. Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Portfolio Annual Expenses" would be lower, and for service class shares would be: 1.25% for New Discovery Series and 1.10% for Utilities Series.

8. MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

9. Each Portfolio had expenses offset by earnings credits from the custodian bank. Had the expense offsets been taken into account, "Total Portfolio Annual Expenses" would have been 1.00% for Science and Technology and 0.90% for Small Cap.

10. During the fiscal period ended December 31, 2000 the Adviser waived a portion of its fee. If such waiver had not been in effect, "Other Expenses" and "Total Portfolio Annual Expenses" would have been 0.80% and 1.84% respectively.

11. PIMCO has contractually agreed to reduce "Total Portfolio Annual Expenses" to the extent they would exceed 0.65%, due to the payment of organizational expenses and Trustees' fees, average daily net assets for the Total Return Bond Portfolios. Without such reductions, "Total Portfolio Annual Expenses" for the fiscal year ended December 31, 2000 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided "Total Portfolio Annual Expenses," including such recoupment, do not exceed the annual expense limit.

Example 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

- - invested $1,000 in a Variable Subaccount,

- - earned a 5% annual return on your investment,

- - surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,

- - elected the Enhanced Death Benefit and Income Benefit Riders, and


- - elected the Enhanced Earnings Death Benefit Rider (assuming Contract Owner is age 66-75 on the Rider Date).


THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.



Fund                                                                         1 Year       3 Years        5 Years      10 Years
----                                                                         ------       -------        -------      --------

Fidelity VIP Equity Income Portfolio-Service Class 2                          $94           $156          $220          $374
Fidelity VIP Investment Grade Bond Portfolio-Service Class 2                  $103          $183          $265          $457
Fidelity VIP Overseas Portfolio - Service Class 2                             $97           $165          $236          $403
Janus Aspen Series Worldwide Growth Portfolio: Service Class                  $95           $159          $226          $385
LSA Balanced Fund                                                             $96           $164          $234          $399
LSA Disciplined Equity Fund                                                   $96           $162          $231          $394
LSA Emerging Growth Fund                                                      $99           $171          $246          $422
LSA Focused Equity Fund                                                       $98           $168          $241          $413
LSA Growth Equity Fund                                                        $97           $165          $236          $403
LSA Value Equity Fund                                                         $96           $164          $234          $399
MFS New Discovery Series - Service Class                                      $98           $169          $241          $413
MFS Utilities Series - Service Class                                          $97           $164          $234          $400
The Universal Institutional Funds, Inc. High Yield Portfolio                  $93           $155          $219          $371
OCC Science and Technology Portfolio                                          $96           $162          $231          $393
OCC Small Cap Portfolio                                                       $85           $130          $178          $292
PIMCO Foreign Bond Portfolio-Administrative Class                             $95           $158          $224          $381
PIMCO Money Market Portfolio-Administrative Class                             $90           $146          $204          $342
PIMCO Total Return Bond Portfolio-Administrative Class                        $92           $150          $211          $357
Salomon Brothers Variable Capital Fund                                        $95           $158          $224          $381


Example 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each period.



Fund                                                                        1 Year      3 Years      5 Years      10 Years
----                                                                        ------      -------      -------      --------

Fidelity VIP Equity Income  Portfolio - Service Class 2                      $34          $105         $178         $374
Fidelity VIP Investment Grade Bond  Portfolio - Service Class 2              $44          $132         $223         $457
Fidelity VIP Overseas Portfolio - Service Class 2                            $37          $114         $194         $403
Janus Aspen Series Worldwide Growth Portfolio: Service Class                 $35          $108         $184         $385
LSA Balanced Fund                                                            $37          $113         $191         $399
LSA Disciplined Equity Fund                                                  $36          $111         $189         $394
LSA Emerging Growth Fund                                                     $40          $120         $203         $422
LSA Focused Equity Fund                                                      $39          $117         $199         $413
LSA Growth Equity Fund                                                       $37          $114         $194         $403
LSA Value Equity Fund                                                        $37          $113         $191         $399
MFS New Discovery Series - Service Class                                     $39          $118         $199         $413
MFS Utilities Series - Service Class                                         $37          $113         $192         $400
The Universal Institutional Funds, Inc. High Yield Portfolio                 $34          $104         $176         $371
OCC Science and Technology Portfolio                                         $36          $111         $188         $393
OCC Small Cap Portfolio                                                      $26          $79          $136         $292
PIMCO Foreign Bond Portfolio-Administrative Class                            $35          $107         $182         $381
PIMCO Money Market Portfolio-Administrative Class                            $31          $95          $161         $342
PIMCO Total Return Bond Portfolio-Administrative Class                       $32          $99          $169         $357
Salomon Brothers Variable Capital Fund                                       $35          $107         $182         $381

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EARNINGS. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS DESCRIBED IN THE FOOTNOTES TO THE PORTFOLIO ANNUAL EXPENSE TABLE ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE ENHANCED DEATH BENEFIT, INCOME BENEFIT RIDERS AND ENHANCED EARNINGS DEATH BENEFIT WITH A TOTAL MORTALITY AND EXPENSE RISK CHARGE OF 2.05% AND AN ADMINISTRATIVE CHARGE OF 0.10%. IF THOSE RIDERS WERE NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.


FINANCIAL INFORMATION

To measure the value of your investment in the Variable Subaccounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT". Each Variable Subaccount has a separate value for its Accumulation Units which we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus.

To obtain a fuller picture of each Variable Subaccount's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Lincoln Benefit also appear in the Statement of Additional Information.

THE CONTRACT

CONTRACT OWNER

The Lincoln Benefit Life Variable Annuity is a contract between you, the Contract Owner, and Lincoln Benefit, a life insurance company. As the Contract Owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):


- - the investment alternatives during the Accumulation and Payout Phases,

- - the amount and timing of your purchase payments and withdrawals,

- - the programs you want to use to invest or withdraw money,

- - the income payment plan you want to use to receive retirement income,

- - the Annuitant (either yourself or someone else) on whose life the income payments will be based,


- - the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract Owner dies, and


- - any other rights that the Contract provides.


If you die, any surviving Contract Owner, or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-living person and a living person. The maximum age of the oldest Contract Owner and Annuitant cannot exceed 90 as of the date we receive the completed application.

You may change the Contract Owner at any time. We will provide a change of ownership form to be signed by you and filed with us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract Owner, we are entitled to rely on the most recent ownership information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change the Contract Owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

You can use the Contract with or without a qualified plan. A qualified plan is a personal retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. Variable Annuities held by Qualified Plans do not receive any additional tax deferral. We use the term "Qualified Contract" to refer to a Contract issued within a qualified plan. See "Qualified Plans" on page ___.

ANNUITANT The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. You may change the Annuitant at any time prior to the Payout Start Date (only if the Contract Owner is a living person). Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. We permit joint Annuitants only during the Payout Phase. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be:

         (i) the youngest Contract Owner; otherwise,


        (ii) the youngest Beneficiary.


BENEFICIARY The Beneficiary is the person selected by the Contract Owner to receive the death benefits or become the new Contract Owner if the sole surviving Contract Owner dies before the Payout Start Date. If the sole surviving Contract Owner dies after the Payout Start Date, the primary Beneficiary, or if none surviving, the contingent Beneficiary, will receive any guaranteed income payments scheduled to continue.

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract Owner if the sole surviving Contract Owner dies before the Payout Start Date. A contingent Beneficiary is the person selected by the Contract Owner who will become the Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract Owner.


You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving Beneficiaries or Contingent Beneficiaries, the new Beneficiary will be:

- - your spouse or, if he or she is no longer alive,

- - your surviving children equally, or if you have no surviving children,

- - your estate.


If one or more Beneficiaries survive you (or survives the Annuitant, if the Contract Owner is not a living person), we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.



MODIFICATION OF THE CONTRACT

Only a Lincoln Benefit officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.


ASSIGNMENT

We will honor an assignment of an interest in a Contract as collateral or security for a loan. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of Qualified Plans and other types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.


PURCHASES


MINIMUM PURCHASE PAYMENTS Your initial purchase payment must be at least $10,000. All subsequent purchase payments must be $100 or more unless part of an automatic additions program. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. The most we will accept without our prior approval is $1,000,000. We also reserve the right to reject any application.


AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of $50 or more by automatically transferring money from your bank account. Consult your representative for more detailed information.


ALLOCATION OF PURCHASE PAYMENTS At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time (3 p.m. Central Time). If we receive your purchase payment after 3 p.m. Central Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL

You may cancel the Contract by returning it to us within the Cancellation Period, which is the 20 day period after you receive the Contract, or a longer period should your state require it. You may return it by delivering it or mailing it to us. If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation. Some states may require us to return a greater amount to you. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.


In states where we are required to refund purchase payments, we reserve the right during the Cancellation Period to invest any purchase payments you allocated to a Variable Subaccount to the Money Market Variable Subaccount available under the Contract. We will notify you if we do so. At the end of the Cancellation Period, we will allocate the amount in the Money Market Variable Subaccount to the Variable Subaccount as you originally designated.

CONTRACT VALUE

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Subaccounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS To determine the number of Accumulation Units of each Variable Subaccount to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Subaccount by (ii) the Accumulation Unit Value of that Variable Subaccount next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Subaccount when the Accumulation Unit Value for the Subaccount is $10, we would credit 1,000 Accumulation Units of that Variable Subaccount to your Contract. Withdrawals and transfers from a Variable Subaccount would, of course, reduce the number of Accumulation Units of that Subaccount allocated to your Contract.

ACCUMULATION UNIT VALUE As a general matter, the Accumulation Unit Value for each Variable Subaccount will rise or fall to reflect:

o changes in the share price of the Portfolio in which the Variable Subaccount invests, and

o the deduction of amounts reflecting the mortality and expense risk charge administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.


We determine a separate Accumulation Unit Value for each Variable Subaccount on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Rider, the Income Benefit Rider, the Enhanced Death Benefit Rider with the Income Benefit Rider, and the Enhanced Earnings Death Benefit Rider.


YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUBACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUBACCOUNTS
--------------------------------------------------------------------


You may allocate your purchase payments to up to 19 Variable Subaccounts. Each Variable Subaccount invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.


For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Subaccounts.



Portfolio:                                         Each Portfolio Seeks:                          Investment Advisor:

Fidelity Variable Insurance Products Fund                                                         Fidelity Management & Research
                                                                                                  Company
     Equity-Income Portfolio-Service Class II      Reasonable Income
     Investment Grade Bond                         As high a level of current income as is
       Portfolio-Service Class II                    consistent with the preservation of capital
     Overseas Portfolio-Service Class II           Long-term growth of capital

Janus Aspen Series                                                                                Janus Capital Corporation
     Worldwide Growth Portfolio-Service Class      Long-term growth of capital

LSA Variable Series Trust                                                                         LSA Asset Management LLC
     Balanced Fund                                 to provide a combination of growth of
                                                     capital and investment income (growth of
                                                     capital is the primary objective) by
                                                     investing in a mix of equity and debt
     Disciplined Equity Fund                       to provide a consistently high total
                                                     return from a broadly diversified portfolio of
                                                     equity securities with risk characteristics
                                                     similar to the Standard & Poor's 500
                                                     Composite Stock Index
     Emerging Growth Equity Fund                   to provide capital appreciation through
                                                     investing in smaller, rapidly growing
                                                     emerging companies
     Focused Equity Fund                           to provide capital appreciation by investing
                                                     primarily in equity securities
     Growth Equity Fund                            to provide long-term growth of capital
     Value Equity Fund                             to provide long-term growth of capital with
                                                     current income as a secondary objective

MFS Variable Insurance Trust                                                                      Massachusetts Financial Services
                                                                                                  Company
     New Discovery Series-Service Class            Capital appreciation
     Utilities Series-Service Class                Capital growth and current income

OCC Accumulation Trust                                                                            OpCap Advisors
     Science and Technology Portfolio              Capital appreciation
     SmallCap Portfolio                            Capital appreciation

PIMCO Variable Insurance Trust                                                                    Pacific Investment Management
     Foreign Bond Portfolio-Administrative Class   To maximize total return, consistent with          Company
                                                     preservation of capital and prudent
                                                     investment management
     Total Return Bond Portfolio-Administrative    To maximize total return, consistent with
     Class                                           preservation of capital and prudent
                                                     investment management
     Money Market Portfolio-Administrative Class   Capital appreciation

Salomon Brothers Variable Series Fund                                                             Salomon Brothers Asset Management
     Variable Capital Fund                         Capital appreciation

The Universal Institutional Fund, Inc.                                                            Miller Anderson & Sherrerd, LLP
     High Yield Portfolio                          Above-average total return over a market
                                                     cycle of three to five years by investing
                                                     primarily in high yield securities (commonly
                                                     referred to as "junk bonds")

SOME OF THE PORTFOLIOS HAVE NAMES SIMILAR TO RETAIL MUTUAL FUNDS. HOWEVER, THE PORTFOLIOS MAY BE MANAGED BY A DIFFERENT PORTFOLIO MANAGER. MOREOVER, THE PORTFOLIOS ARE LIKELY TO DIFFER FROM RETAIL MUTUAL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, A PORTFOLIO'S SECURITY HOLDINGS MAY DIFFER FROM THOSE OF A SIMILARLY NAMED RETAIL MUTUAL FUND, AND INVESTMENT RESULTS OF A PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF SIMILARLY NAMED RETAIL MUTUAL FUNDS.


INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS


You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 dollar cost averaging options and the option to invest in one or more Guarantee Periods included in the Guaranteed Maturity Fixed Account. We may offer additional Fixed Account options in the future. We will credit a minimum annual interest rate of 3% to money you allocate to any of the Dollar Cost Averaging Fixed Account Options. The Fixed Account Options may not be available in all states. Please consult with your representative for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.


DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS


Short Term Dollar Cost Averaging Fixed Account Option. You may establish a Short Term Dollar Cost Averaging Program by allocating purchase payments to THE SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("SHORT TERM DCA FIXED ACCOUNT OPTION"). Each purchase payment allocated to the Short Term DCA Fixed Account Option must be at least $1,000. We will credit interest to purchase payments you allocate to this Option for up to six months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Short Term DCA Fixed Account Option. However, you may not choose less than 3 or more than 6 equal monthly installments. Further, you must transfer each purchase payment and all its earnings out of this Option by means of dollar cost averaging within 6 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Subaccount unless you request a different investment alternative. At the end of the transfer period, any residual amount will be transferred to the Money Market Variable Subaccount. No transfers are permitted into the Short Term DCA Fixed Account.

For each purchase payment allocated to this Option, your first monthly transfer will occur within one month of the date of payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer the payment plus associated interest to the Money Market Variable Subaccount in equal monthly installments.

Extended Short Term Dollar Cost Averaging Fixed Account Option. You may establish an Extended Short Term Dollar Cost Averaging Program by allocating purchase payments to THE EXTENDED SHORT TERM DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("EXTENDED SHORT TERM DCA FIXED ACCOUNT OPTION"). Each purchase payment allocated to the Extended Short Term DCA Fixed Account Option must be at least $1,000. We will credit interest to purchase payments you allocate to this Option for up to twelve months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Extended Short Term DCA Fixed Account Option. However, you may not choose less than 7 or more than 12 equal monthly installments. Further, you must transfer each purchase payment and all its earnings out of this Option by means of dollar cost averaging within 12 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the Money Market Variable Subaccount unless you request a different investment alternative. At the end of the transfer period, any residual amount will be transferred to the Money Market Variable Subaccount. No transfers are permitted into the Extended Short Term DCA Fixed Account.

For each purchase payment allocated to this Option, your first monthly transfer will occurwithin one month of the date of payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer the payment plus associated interest to the Money Market Variable Subaccount in equal monthly installments.


INVESTMENT RISK

We bear the investment risk for all amounts allocated to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. That is because we guarantee the current rates we credit to the amounts you allocate to either of these Options, which will never be less than the minimum guaranteed rate in the Contract. We determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Short Term DCA Fixed Account Option and the Extended Short Term DCA Fixed Account Option. For current interest rate information, please contact your representative or our customer support unit at 1-800-525-9287.


GUARANTEE PERIODS Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee
Periods of 1, 3, 5, 7, and 10 years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

You select the Guarantee Period for each payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s).


Each payment or transfer allocated to a Guarantee Period must be at least $500. We reserve the right to limit the number of additional purchase payments that you may allocate to this Option.


Interest Rates. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.


We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For current interest rate information, please contact your representative or Lincoln Benefit at 1-800-525-9287.


How We Credit Interest. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment allocated to a Guaranteed Period would grow, given an assumed Guarantee Period and annual interest rate:

Purchase Payment.........................  $10,000
Guarantee Period.........................  5 years
Annual Interest Rate.....................    4.50%

END OF CONTRACT YEAR

                             YEAR 1      YEAR 2      YEAR 3      YEAR 4      YEAR 5

Beginning Contract Value    $10,000.00
X (1 + Annual Interest Rate)   X 1.045
                            ----------
                            $10,450.00
Contract Value at end of Contract Year  $10,450.00
X (1 + Annual Interest Rate)               X 1.045
                                        ----------
                                        $10,920.25
Contract Value at end of Contract Year              $10,920.25
X (1 + Annual Interest Rate)                           X 1.045
                                                    ----------
                                                    $11,411.66

Contract Value at end of Contract Year                          $11,411.66
X (1 + Annual Interest Rate)                                       X 1.045
                                                                ----------
                                                                $11,925.19
Contract Value at end of Contract Year                                      $11,925.19
X (1 + Annual Interest Rate)                                                   X 1.045
                                                                            ----------
                                                                            $12,461.82

Total Interest Credited During Guarantee Period = $2,461.82 ($12,461.82 - $10,000.00)

This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a withdrawal, you may be required to pay a withdrawal charge. In addition, the amount withdrawn may be increased or decreased by a Market Value Adjustment that reflects changes in interest rates since the time you invested the amount withdrawn. The hypothetical interest rate is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above.

Renewals. Prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

1. Take no action. We will automatically apply your money to a new Guarantee Period of the same length as the expiring Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be our current declared rate for a Guarantee Period of that length; or

2. Instruct us to apply your money to one or more new Guarantee Periods of your choice. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods; or

3. Instruct us to transfer all or a portion of your money to one or more Variable Subaccounts of the Variable Account. We will effect the transfer on the day we receive your instructions. We will not adjust the amount transferred to include a Market Value Adjustment; or

4. Withdraw all or a portion of your money. You may be required to pay a withdrawal charge, but we will not adjust the amount withdrawn to include a Market Value Adjustment. You may also be required to pay premium taxes and income tax withholding, if applicable. We will pay interest from the day the Guarantee Period expired until the date of withdrawal. The interest will be the rate for the shortest Guarantee Period then being offered. Amounts not withdrawn will be applied to a new Guarantee Period of the same length as the previous Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends.

Market Value Adjustment. All withdrawals and transfers from a Guarantee Period, other than those taken during the 30 day period after such Guarantee Period expires, are subject to a Market Value Adjustment. A Market Value Adjustment also may apply upon payment of a death benefit and when you apply amounts currently invested in a Guarantee Period to an Income Plan (unless paid or applied during the 30-day period after such Guarantee Period expires). We also will not apply a Market Value Adjustment to a withdrawal you make:


o    that qualifies for one of the waivers as described on page ___,


o    to satisfy the IRS minimum distribution rules for the Contract, or

o a single withdrawal made by a surviving spouse made within one year after continuing the Contract.


We apply the Market Value Adjustment to reflect changes in interest rates from the time you first allocate money to a Guarantee Period to the time you remove it from that Guarantee Period. We calculate the Market Value Adjustment by comparing the TREASURY RATE for a maturity equal to the Guarantee Period at its inception to the Treasury Rate for a maturity equal to the Guarantee Period when you remove your money. "Treasury Rate" means the U.S. Treasury Note Constant Maturity Yield as reported in Federal Reserve Bulletin Release H.15.


The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates increase significantly, the Market Value Adjustment and any withdrawal charge, premium taxes, and income tax withholding (if applicable) could reduce the amount you receive upon full withdrawal from a Guaranteed Period to an amount that is less than the purchase payment applied to that period plus interest earned under the Contract.

Generally, if the original Treasury Rate at the time you allocate money to a Guarantee Period is higher than the applicable current Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a higher amount payable to you, transferred or applied to an Income Plan. Conversely, if the Treasury Rate at the time you allocate money to a Guarantee Period is lower than the applicable Treasury Rate for a period equal to the Guarantee Period, then the Market Value Adjustment will result in a lower amount payable to you, transferred or applied to an Income Plan.

For  example,  assume  that you  purchase a  Contract  and you select an initial
Guarantee Period of 5 years and the 5 year Treasury Rate for that duration is 4.50%. Assume that at the end of 3 years, you make a partial withdrawal. If, at that later time, the current 5 year Treasury Rate is 4.20%, then the Market
Value Adjustment will be positive, which will result in an increase in the amount payable to you. Conversely, if the current 5 year Treasury Rate is 4.80%, then the Market Value Adjustment will be negative, which will result in a decrease in the amount payable to you.

The formula for calculating Market Value Adjustments is set forth in Appendix A to this prospectus, which also contains additional examples of the application of the Market Value Adjustment.

INVESTMENT ALTERNATIVES: TRANSFERS

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to either the Short Term Dollar Cost Averaging Fixed Account or the Extended Short Term Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. The minimum amount that you may transfer into a Guarantee Period is $500. We currently do not assess, but reserve the right to assess, a charge of .50% of the transfer amount but not less than $25, on each transfer in excess of 12 per Contract Year. All transfers to or from more than one Portfolio on any given day counts as one transfer.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. We close our offices for business on certain days immediately preceding or following certain national holidays when the NYSE is open for business. For calendar year 2001, our office will be closed on November 23rd, December 24th, and December 31st. For transfers requested on these days, we will make the transfer on the first subsequent day on which we and the NYSE are open. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.


If you transfer an amount from a Guarantee Period other than during the 30 day period after such Guarantee Period expires, we will increase or decrease the amount by a Market Value Adjustment.

We reserve the right to waive any transfer restrictions.

TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Subaccounts so as to change the relative weighting of the Variable Subaccounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. After 6 months from the Payout Start Date, you may make transfers from the Variable Subaccounts to increase the proportion of your income payments consisting of fixed income payments.

TELEPHONE TRANSFERS

You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 3:00 p.m. Central Time. Calls completed before 3:00 p.m. will be effected on that day at that day's price. Calls completed after 3:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price. We may suspend, modify or terminate the telephone transfer privilege at any time without notice.


We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

EXCESSIVE TRADING LIMITS

We reserve the right to limit transfers among the Variable Subaccounts in any Contract Year, or to refuse any Variable Subaccount transfer request, if:


o we believe, in our sole discretion, that excessive trading by such Contract Owner or Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Subaccount or the share prices of the corresponding Funds or would be to the disadvantage of other Contract Owners; or


o we are informed by one or more of the corresponding Funds that they intend to restrict the purchase of Fund shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the prices of Fund shares.


We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract Owners.


DOLLAR COST AVERAGING PROGRAM

Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Subaccount, the Short Term Dollar Cost Averaging Fixed Account, or the Extended Short Term Dollar Cost Averaging Fixed Account, to any of the other Variable Subaccounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Subaccounts, the performance of each Subaccount may cause a shift in the percentage you allocated to each Subaccount. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Subaccount and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually, depending on your instructions. We will transfer amounts among the Variable Subaccounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

     Assume that you want your initial purchase payment split among 2 Variable Subaccounts. You want 40% to be in the LSA Growth Equity Variable Subaccount and 60% to be in the LSA Balanced Variable Subaccount. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the LSA Growth Equity Variable Subaccount now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the LSA Growth Equity Variable Subaccount and use the money to buy more units in the LSA Balanced Variable Subaccount so that the percentage allocations would again be 40% and 60% respectively.


The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES
--------------------------------------------------------------------

As a Contract Owner, you will bear, directly or indirectly, the charges and expenses described below.


MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily at an annual rate of 1.25% of the average daily net assets you have invested in the Variable Subaccounts (1.50% if you select the Enhanced Death Benefit Rider; 1.45% if you select the Income Benefit Rider; and 1.70% if you select both the Enhanced Death Benefit Rider and the Income Benefit Rider), and an additional charge ranging from 0.15% to 0.35% for the Enhanced Earnings Death Benefit described below.

The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Enhanced Death Benefit Rider, the Income Benefit Rider and the Enhanced Earnings Death Benefit Rider compensate us for the additional risk that we accept by providing these Riders.

We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase. After the Payout Start Date, mortality and expense risk charges for the Enhanced Death Benefit, the Income Benefit, and the Enhanced Earnings Death Benefit will cease.

ENHANCED EARNINGS DEATH BENEFIT RIDER CHARGE

If you elect the Enhanced Earnings Death Benefit Rider, we will increase the Mortality and Expense charge during the Accumulation Phase by the annual rates shown below based on the oldest Contract Owner's age on the Rider Date.

Age               Annual Charge
0-55              0.15%
56-65             0.25%
66-75             0.35%


ADMINISTRATIVE EXPENSE CHARGE

We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Subaccounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.

TRANSFER FEE

We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge up to .50% of the transfer amount, but not less than $25, per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


WITHDRAWAL CHARGE

We may assess a withdrawal charge of up to 8% of the purchase payment(s) you withdraw. The charge declines to 0% over a 8 year period that begins on the day we receive your payment. A schedule showing how the charge declines is shown on page __. During each Contract Year, you can withdraw the greater of earnings not previously withdrawn, or 15% of your new purchase payments and any purchase payments older than 8 years old not previously withdrawn without paying the charge. Unused portions of this "Free Withdrawal Amount" are not carried forward to future Contract Years. We will deduct withdrawal charges, if applicable, from the amount paid.


For purposes of calculating the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

o on the Payout Start Date (a withdrawal charge may apply if you terminate income payments to be received for a specified period);

o withdrawals taken to satisfy IRS minimum distribution rules for the Contract; or

o    withdrawals that qualify for one of the waivers as described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax and a Market Value Adjustment. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

CONFINEMENT WAIVER. We will waive the withdrawal charge and any Market Value Adjustment on all withdrawals taken prior to the Payout Start Date under your Contract if the following conditions are satisfied:

1. You or the Annuitant, if the Contract Owner is not a living person, are confined to a long term care facility or a hospital for at least 90 consecutive days. You or the Annuitant must enter the long term care facility or hospital at least 30 days after the Issue Date;


2. You request the withdrawal and provide written proof of the stay no later than 90 days following the end of your or the Annuitant's stay at the long term care facility or hospital; and

3. A physician must have prescribed the stay and the stay must be medically necessary (as defined in the Contract).

You may not claim this benefit if you, the Annuitant, or a member of your or the
Annuitant's   immediate  family,  is  the  physician  prescribing  your  or  the
Annuitant's stay in a long term care facility.

TERMINAL ILLNESS WAIVER. We will waive the withdrawal charge and any Market Value Adjustment on all withdrawals taken prior to the Payout Start Date under your Contract if:


1. you or the Annuitant (if the Contract Owner is not a living person) are first diagnosed with a terminal illness at least 30 days after the Issue Date; and


2. you claim this benefit and deliver adequate proof of diagnosis to us.

UNEMPLOYMENT WAIVER. We will waive the withdrawal charge and any Market Value Adjustment on one partial or a full withdrawal taken prior to the Payout Start Date under your Contract, if you meet the following requirements:


1. you or the Annuitant, if the Contract Owner is not a living person, become unemployed at least one year after the Issue Date;

2. you or the Annuitant, if the Contract Owner is not a living person, receive unemployment compensation as defined in the Contract for at least 30 days as a result of that unemployment; and

3. you or the Annuitant, if the Contract Owner is not a living person, claim this benefit within 180 days of your or the Annuitant's initial receipt of unemployment compensation.


Please refer to your Contract for more detailed information about the terms and conditions of these waivers.

The laws of your state may limit the availability of these waivers and may also change certain terms and/or benefits available under the waivers. You should consult your Contract for further details on these variations. Also, even if you do not need to pay our withdrawal charge or a Market Value Adjustment because of these waivers, you still may be required to pay taxes or tax penalties on the amount withdrawn. You should consult your tax adviser to determine the effect of a withdrawal on your taxes.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for paying these taxes and will deduct them from your Contract Value. Some of these taxes are due when the Contract is issued, others are due when income payments begin or upon surrender. Our current practice is not to charge anyone for these taxes until income payments begin or when a total withdrawal occurs, including payment upon death. At our discretion, we may discontinue this practice and deduct premium taxes from the purchase payments. Premium taxes generally range from 0% to 4%, depending on the state.


At the Payout Start Date, if applicable, we deduct the charge for premium taxes from each investment alternative in the proportion that the Contract Owner's value in the investment alternative bears to the total Contract Value.


DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES

We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES

Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Subaccounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see page ___. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with the administrative services we provide to the Portfolios.

ACCESS TO YOUR MONEY

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, adjusted by any Market Value Adjustment less any withdrawal charges, income tax withholding, and any premium taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Options. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable withdrawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro-rata from the Variable Subaccounts according to the value of your investments therein.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Subaccount.

If you request a total withdrawal, we may require you to return your Contract to us.

POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2.   An emergency exists as defined by the SEC; or

3.   The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or shorter period if required by law). If we delay payment for 30 days or more, we will pay interest as required by law.

SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start
Date. The minimum amount of each systematic withdrawal is $50. Systematic withdrawals will be deducted from the Variable Subaccounts and Fixed Account balances, excluding the Dollar Cost Averaging Fixed Account Options, on a pro rata basis. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.


Depending on fluctuations in the value of the Variable Subaccounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE

If your request for a partial withdrawal would reduce your Contract Value to less than $2,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, adjusted by any applicable Market Value Adjustment, less withdrawal and other charges and applicable taxes.


CONTRACT LOANS FOR 401(a), 401(k), AND 403(b) CONTRACTS

Subject to the restrictions described below, we will make loans to the Contract Owner of a Contract used in connection with a Tax Sheltered Annuity Plan ("TSA Plan") under Section 403(b) of the Tax Code, or a Contract Owner of a Contract purchased by a pension, profit-sharing, or other similar plan qualified under
Section 401(a) of the Tax Code (a "401 Plan"), including a Section 401(k) plan, where a plan trustee is the Contract Owner. Loans are not available under non-qualified Contracts. We will only make loans after the right to cancel period and before the Payout Start Date. All loans are subject to the terms of the Contract, the relevant qualified plan, and the Tax Code, which impose restrictions on loans.

We will not make a loan to you if the total of the requested loan and your unpaid outstanding loans will be greater than the amount available for full withdrawal under your Contract on the date of the loan. In addition, we will not make a loan to you if the total of the requested loan and all of the plan participant's Contract loans under TSA plans and 401 plans is more than the lesser of (a) or (b) where:

(a) equals $50,000 minus the excess of the highest outstanding loan balance during the prior 12 months over the current outstanding loan balance; and

(b) equals the greater of $10,000 or 1/2 of the amount available for full withdrawal.

The minimum loan amount is $1,000.

To request a Contract loan, write to us at the address given on the first page of the prospectus. You alone are responsible for ensuring that your loan and repayments comply with tax requirements. Loans made before the Payout Start Date are generally treated as distributions under the Contract, and may be subject to withholding and tax penalties for early distributions. Some of these requirements are stated in Section 72 of the Tax Code and Title 1 of ERISA. Please seek advice from your plan administrator or tax advisor.

When we make a loan, we will transfer an amount equal to the loan amount from the Variable Account and/or the Fixed Account Options to the Loan Account as collateral for the loan. The Loan Account is an account established for amounts transferred from the Variable Subaccounts or Fixed Account as security for an outstanding Contract loan. We will transfer to the Loan Account amounts from the Variable Account in proportion to the assets in each Subaccount. If your loan amount is greater than your Contract Value in the Subaccounts, we will transfer the remaining required collateral from the Guaranteed Maturity Fixed Account
Options. If your loan amount is greater than your contract value in the Subaccounts and the Guaranteed Maturity Fixed Account Options, we will transfer the remaining required collateral from the Dollar Cost Averaging Fixed Account Options.

We will not charge a Withdrawal Charge on the loan or on the transfer from the Subaccounts or the Fixed Account. We may, however, apply a Market Value Adjustment to a transfer from the Fixed Account to the Loan Account. If we do, we will increase or decrease the amount remaining in the Fixed Account by the amount of the Market Value Adjustment, so that the net amount transferred to the Loan Account will equal the desired loan amount.

We will credit interest to the amounts in the Loan Account. The annual interest rate credited to the Loan Account will be the greater of: (a) 3%; or (b) the loan interest rate minus 2.25%. The value of the amounts in the Loan Account are not affected by the changes in the value of the Subaccounts.

When you take out a loan, we will set the loan interest rate. That rate will apply to your loan until it is repaid. From time to time, we may change the loan interest rate applicable to new loans. We also reserve the right to change the terms of new loans.

We will subtract the outstanding Contract loan balance, including accrued but unpaid interest, from:

   (1) the Death Benefit;

   (2) full withdrawal proceeds;

   (3) the amount available for partial withdrawal; and

   (4) the amount applied on the Payout Start Date to provide income payments.

Usually you must repay a Contract loan within five years of the date the loan is made. Scheduled payments must be level, amortized over the repayment period, and made at least quarterly. We may permit a repayment period of 15 or 30 years if the loan proceeds are used to acquire your principal residence. We may also permit other repayment periods.

You must mark your loan repayments as such. We will assume that any payment received from you is a Purchase Payment, unless you tell us otherwise.

If you do not make a loan payment when due, we will continue to charge interest on your loan. We also will declare the entire loan in default. We will subtract the defaulted loan balance plus accrued interest from any future distribution under the Contract and keep it in payment of your loan. Any defaulted amount plus interest will be treated as a distribution for tax purposes (as permitted by law). As a result, you may be required to pay taxes on the defaulted amount, incur the early withdrawal tax penalty, and be subject to mandatory 20% federal withholding. We will capitalize interest on a loan in default.

If the total loan balance exceeds the amount available for full withdrawal, we will mail written notice to your last known address. The notice will state the amount needed to maintain the Contract in force. If we do not receive payment of this amount within 31 days after we mail this notice, we will terminate your Contract.

We may defer making any loan for 6 months after you ask us for a loan, unless the loan is to pay a premium to us.


INCOME PAYMENTS

PAYOUT START DATE

You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:

o    at least 30 days after the Issue Date; and

o no later than the day the Annuitant reaches age 90, or the 10th Contract Anniversary, if later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS An Income Plan is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

Three Income Plans are available under the Contract. Each is available to provide:

o        fixed income payments;

o        variable income payments; or

o        a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 YEARS TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. You may elect to receive guaranteed payments for periods ranging from 5 to 30 years. Income payments for less than 120 months may be subject to a withdrawal charge. We will deduct the mortality and expense risk charge from the Variable Subaccount assets that support variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.


Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the income payments at any time and withdraw their value, subject to withdrawal charges. For Variable Amount income Payments, the value you may withdraw is equal to the present value of the Variable Amount Income Payments being terminated, calculated using a discount rate equal to the assumed investment rate that was used in determining the initial variable payment. For Fixed Amount Income Payments, the value you may withdraw is equal to the present value of the Fixed Amount Income Payments being terminated, calculated using a discount rate equal to the applicable current interest rate. The applicable current interest rate is the rate we are using on the date we receive your withdrawal request to determine income payments for a new Income Plan with a payment period equal to the remaining payment period of the income payments being terminated. The value you may withdraw may be higher or lower than it would have been using the interest rate that was initially used to calculate your Fixed Account Income Payments and your total payments (withdrawal amount plus income payments already received) may be more or less than the amount applied to your Income Plan. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.


We may make other Income Plans available.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Subaccounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.


We will apply your Contract Value, adjusted by any applicable Market Value Adjustment, less applicable taxes to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $50, and state law permits, we may:


o pay you the Contract Value, adjusted by any applicable Market Value Adjustment and less any applicable taxes, in a lump sum instead of the periodic payments you have chosen; or


o    reduce the frequency of your payments so that each payment will be at least
     $50.


VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Subaccounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Subaccounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. adjusting the portion of the Contract Value in any Fixed Account Option on the Payout Start Date by any applicable Market Value Adjustment;

2.   deducting any applicable premium tax; and

3. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

INCOME BENEFIT RIDER


For Contract Owners and Annuitants up to and including age 75. The Rider is optional, has additional charges and may not be available in all states.


Qualifications. To qualify for the income benefit payments under this Rider, you must meet the following requirements as of the Payout Start Date:

o You must elect a Payout Start Date that is on or after the 10th anniversary of the Rider Date;

o The Payout Start Date must be prior to the oldest Annuitant's 90th birthday;

o The payout Start Date must occur during the 30 day period following a Contract Anniversary;

o You must elect to receive fixed income payments, which will be calculated using the guaranteed payout rates listed in your Contract; and

o The Income Plan you selected must provide for payments guaranteed for either a single life or joint lives with a specified period of at least:

o 10 years, if the youngest Annuitant's age is 80 or less on the Payout Start Date, or

o 5 years, if the youngest Annuitant's age is greater than 80 on the Payout Start Date.


o Of course, if your Contract Value, applied to the then current payout rates offered by Lincoln Benefit, generates higher income payments than those provided under the Income Benefit Rider, you will receive the higher payment amount. You may also elect to apply your Contract Value to any other income plan that we offer at that time.


The Income Benefit Rider will no longer be in effect and the mortality and expense charge for the Rider will end upon the change of the named Annuitant for reasons other than death.

Income Base

The Income Base is used solely for the purpose of calculating the guaranteed income benefit under this Rider ("Guaranteed Income Benefit") and does not provide a Contract Value or guarantee performance of any investment option.


On the date we issue the Rider ("Rider Date"), the Income Base is equal to the Contract Value. After the Rider Date, the Income Base plus any subsequent purchase payments and less a withdrawal adjustment (described below) for any subsequent withdrawal will accumulate daily at a rate equivalent to 5% per year until the earlier of the Payout Start Date, or the first day of the month after the oldest Contract Owner's (or Annuitant's, if the Contract Owner is not a living person) 85th birthday. The maximum Income Base is 200% of:

o        the Contract Value on the Rider Date; plus
o        any subsequent purchase payments; less
o        any subsequent withdrawal adjustments.


Withdrawal Adjustment

The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c) where:

                (a)     = the withdrawal amount
                (b)     = the Contract Value immediately prior to the
                          withdrawal, and
                (c)     = the most recently calculated Income Base

The Guaranteed Income Benefit amount is determined by applying the Income Base less any applicable taxes to the guaranteed rates for the Income Plan you elect. The Income Plan you elect must satisfy the conditions described above.

On the Payout Start Date, the income payment will be the greater of the guaranteed Income Benefit or the Income Payment provided in the Payout Phase section.

CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS

We will pay a death benefit prior to the Payout Start Date on:


1. the death of any Contract Owner or,

2. the death of the Annuitant, if the Contract Owner is not a living person.

We will pay the death benefit to the new Contract Owner as determined immediately after the death. The new Contract Owner would be a surviving Contract Owner or, if none, the Beneficiary(ies). If the Contract Owner is not a living person, in the case of the death of the Annuitant, we will pay the death benefit to the current Contract Owner.


A claim for a distribution on death must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

o    a certified copy of a death certificate,

o a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

o    any other proof acceptable to us.

DEATH BENEFIT AMOUNT

Prior to the Payout Start Date, the standard Death Benefit is equal to the greatest of:

o    the sum of all Purchase Payments reduced by the sum of all withdrawals; or

o    the Contract Value on the date we determine the Death Benefit, or

o the SETTLEMENT VALUE (that is, the amount payable on a full withdrawal of Contract Value) on the date we determine the Death Benefit, or

o the Contract Value on each Death Benefit Anniversary prior to the date we determine the Death Benefit, increased by any purchase payment made since that Death Benefit Anniversary and reduced by an adjustment for any withdrawals since that Death Benefit Anniversary.

"Death Benefit Anniversaries" occur every 7th Contract anniversary until the oldest Contract Owner's 80th birthday, or the Annuitant's 80th birthday if the Contract Owner is not a living person. The Contract Anniversary immediately following the oldest Contract Owner's 80th birthday, or the Annuitant's 80th birthday if the Contract Owner is not a living person, will also be a Death Benefit Anniversary and is the final Death Benefit Anniversary.


The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

     (a)  is the withdrawal amount;

     (b)  is the Contract Value immediately prior to the withdrawal; and

     (c) is the Contract Value on the Death Benefit Anniversary adjusted by any prior purchase payments or withdrawals made since that Anniversary.

We will determine the value of the Death Benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3:00 p.m. Central Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


ENHANCED DEATH BENEFIT RIDER

The Enhanced Death Benefit Rider is an optional benefit that you may elect if the Contract Owners and Annuitants are not older than age 80 on the date we receive the application, or the date we receive the written request to add this Rider, whichever is later. If the Contract Owner is a living individual, the Enhanced Death Benefit applies only upon the death of the Contract Owner. If the Contract Owner is not a living individual, the Enhanced Death Benefit applies only upon the death of the Annuitant. For Contracts with the Enhanced Death
Benefit Rider, the death benefit will be the greatest of the standard death benefit above, or the Enhanced Death Benefit. The Enhanced Death Benefit is equal to the greater of Enhanced Death Benefit A or Enhanced Death Benefit B. Enhanced Death Benefit A or B may not be available in all states.

The Enhanced Death Benefit will never be greater than the maximum death benefit allowed by any state nonforfeiture laws that govern the Contract. The Enhanced Death Benefit Rider and the mortality and expense charge for the Rider will terminate upon the change of Contract Owner (or the Annuitant if the Contract Owner is not a living person) for reasons other than death.


ENHANCED DEATH BENEFIT A. On the date we issue the Rider ("Rider Date"), Enhanced Death Benefit A is equal to the Contract Value on that date. After the Rider Date, Enhanced Death Benefit A is the greatest of the ANNIVERSARY VALUES as of the date we determine the death benefit. The "Anniversary Value" is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that Anniversary and reduced by a withdrawal adjustment, as described below, for any partial withdrawals since that Anniversary.

We will calculate Anniversary Values for each Contract Anniversary up until the earlier of:

o    the date we determine the death benefit; or

o the first Contract Anniversary following the oldest Contract Owner's or, if the Contract Owner is not a living person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

After age 80, or the first day of the 61st month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit A only for purchase payments and withdrawals.


The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

(a)  = is the withdrawal amount,

(b) = is the Contract Value immediately prior to the withdrawal, and (c) = the most recently calculated Enhanced Death Benefit A.

ENHANCED DEATH BENEFIT B. The Enhanced Death Benefit B on the Rider Date is equal to the Contract Value on that date. After the Rider Date, the Enhanced Death Benefit B, plus any subsequent purchase payments and less a withdrawal adjustment, as described below, will accumulate daily at a rate equivalent to 5% per year until the earlier of:

o    the date we determine the death benefit; or


o the first day of the month following the oldest Contract Owner's or, if the Contract Owner is not a living person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

After age 80, or the first day of the 61st month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit B only for purchase payments and withdrawals. The maximum amount of Enhanced Death Benefit B is 200% of:

o    the Contract Value on the Rider Date; plus

o    any subsequent purchase payments; less

o    any subsequent withdrawal adjustments.


The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

         (a) = the withdrawal amount,
         (b) = is the Contract Value immediately prior to the withdrawal, and
         (c) = is the most recently calculated Enhanced Death Benefit B.

ENHANCED EARNINGS DEATH BENEFIT RIDER

For Contract Owners and Annuitants up to and including age 75, the Enhanced Earnings Death Benefit Rider is an optional benefit that you may elect.

If the Contract Owner is a living person, the Enhanced Earnings Death Benefit Rider applies only upon the death of the Contract Owner. If the Contract Owner is not a living person, the Enhanced Earnings Death Benefit Rider applies only upon the death of the annuitant. The Enhanced Earnings Death Benefit Rider and the annual charge for the Rider will terminate upon the change of Contract Owner (or the Annuitant if the Contract Owner is not a living person) for reasons other than death. The Rider may not be available in all states. We may discontinue the offering of the Rider at any time.

Under the Enhanced Earnings Death Benefit Rider, the Enhanced Earnings Death Benefit is determined as follows:

o if the oldest Contract Owner, or the Annuitant if the Contract Owner is not a living person, is age 55 or younger on the date we receive the completed application, or we receive written request to add this rider, whichever is later, the Enhanced Earnings Death Benefit will be:

         o the lesser of 100% of In-Force Premium (excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Contract Owner, or the Annuitant if the Contract Owner is not a living person) or 50% of In-Force Earnings, calculated as of the date we receive due proof of death.

o If the oldest Contract Owner, or the Annuitant if the Contract Owner is not a living person, is between the ages of 56 and 65 on the date we receive the completed application or the date we receive the written request to add this rider, whichever is later, the Enhanced Earnings Death Benefit will be:

         o the lesser of 80% of the In-Force Premium (excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Contracct Owner, or the Annuitant if the Contract Owner is not a living person) or 40% of In-Force Earning, calculated as of the date we receive due proof of death.


o If the oldest Contract Owner, or the Annuitant if the Contract Owner is not a living person, is between the ages of 66 and 75 on the date we receive the completed application or the date we receive the written request to add this rider, whichever is later, the Enhanced Earnings Death Benefit will be :

         o the lesser of 50% of In-Force Premium (excluding purchase payments made after the Rider Date and in the twelve month period immediately preceding the death of the Contract Owner, or the Annuitant if the Contract Owner is not a living person) or 25% of In-Force Earnings, calculated as of the date we receive due proof of death.


For purpose of calculating the Enhanced Earnings Death Benefit, the following definitions apply:


o In-Force Earnings is the greater of (a) the current Contract Value less the In-Force Premium; or (b) zero.

o    In-Force Premiums are defined as follows:

o    If the Rider Date is the same as the Issue Date of the Contract:

o    The  sum  of  all  the   purchase   payments   less  the  sum  of  all  the
     Excess-of-Earnings Withdrawals.

o    If the Rider Date is later than the Contract issue date:

               o The Contract Value as of Rider Date plus all the purchase payments made after the Rider Date less the sum of all the Excess-of-Earnings Withdrawals after the Rider Date


o Excess-of-Earnings Withdrawals are defined as follows: For each withdrawal, this amount is equal to the amount, if any, by which the withdrawal exceeds the In-Force Earnings immediately prior to the withdrawal.


We will calculate the Enhanced Earnings Death Benefit Rider as of the date we receive Due Proof of Death. We will pay the Enhanced Earnings Death Benefit with the death benefit as described under "Death Benefit Payments" below.

The value of the Enhanced Earnings Death Benefit largely depends on the amount of earnings that accumulate under your Contract. If you expect to withdraw the earnings from your Contract Value, electing the Enhanced Earnings Death Benefit Rider may not be appropriate. For purposes of calculating the Enhanced Earnings Death Benefit, earnings are considered to be withdrawn first before purchase payments. Your financial advisor can help you decide if the Enhanced Earnings Death Benefit Rider is right for you.

For examples of how the death benefit is calculated under the Enhanced Earnings Death Benefit Rider, see Appendix B.


DEATH BENEFIT PAYMENTS

1. If the sole new Contract Owner is your spouse:

     a) Your spouse may elect, within 180 days of the date of your death, to receive the Death Benefit described above in a lump sum.

     b) Your spouse may elect, within 180 days of the date of your death, to receive an amount equal to the Death Benefit paid out through an Income Plan. Payments from the Income Plan must begin within one year of your date of death. The payments must be:

          i.   over the life of your spouse; or

          ii. for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of your spouse; or

          iii. over the life of your spouse with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of your spouse.

If your spouse does not elect one of the options above, then your spouse may continue the Contract prior to the Payout Start Date as if no death has occurred. If your spouse elects to continue the Contract within 180 days of the date of your death and prior to the Payout Start Date, the following conditions apply:

a) On the date the Contract is continued, the Contract Value will be the Death Benefit as determined at the end of the Valuation Period during which we received due proof of death. Unless otherwise instructed by the continuing spouse, the excess, if any, of the Death Benefit amount over the Contract Value will be allocated to the Subaccounts. This excess will be allocated in proportion to your Contract Value in the investment alternatives on the Valuation Date that we receive due proof of death, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Subaccount. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfers without incurring a transfer fee:

     i.   transfer all or a portion of the excess among the Subaccounts;

     ii. transfer all or a portion of the excess into the Guaranteed Maturity Fixed Account and begin a new Guarantee Period; or

     iii. transfer all or a portion of the excess into a combination of Subaccounts, or the Guaranteed Maturity Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract. If your spouse elects to continue the Contract after 180 days of the date of your death, the Contract Value will not be adjusted to the Death Benefit. The surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a Withdrawal Charge or Market Value Adjustment.

Prior to the Payout Start Date, the Death Benefit of the continued Contract will be the greatest of:

a) the sum of all purchase payments reduced by an adjustment for any withdrawals; or

b)   the Contract Value on the date we determine the Death Benefit; or

c)   the Settlement Value on the date we determine the Death Benefit; or

d) the Contract Value on each Death Benefit Anniversary prior to the date we determine the Death Benefit, increased by any Purchase Payments made since that Death Benefit Anniversary and reduced by an adjustment for any withdrawals, as defined in the Death Benefit provision.

Only one spousal continuation is allowed under the Contract.

2. If the new Contract Owner is not your spouse but is a living person, the new Contract Owner has the following options:

a) The new Contract Owner may elect, within 180 days of the date of your death, to receive the Death Benefit in a lump sum.

b) The new Contract Owner may elect, within 180 days of the date of your death, to receive an amount equal to the Death Benefit paid out through an Income Plan. Payments from the annuity option must begin within one year of your date of death. The Payments must be:

     i. over the life of the new Contract Owner, or for a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner; or

     ii. Over the life of the new Contract Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the new Contract Owner.

c) The new Contract Owner may elect to receive the Settlement Value payable in a lump sum within 5 years of your date of death.

3. If the new Contract Owner is a non-Living Person, the new Contract Owner has the following options:

a) The non-living Contract Owner may elect, within 180 days of your death, to receive the Death Benefit in a lump sum.

b) The non-living Contract Owner may elect to receive the Settlement Value payable in a lump sum within 5 years of your date of death.

c) If the new Contract Owner does not make one of the above described elections, the Settlement Value must be withdrawn by the new Contract Owner on or before the mandatory distribution date 5 years after your date of death.

If any new Contract Owner is not a Living Person, all new Contract Owners will be considered to be non-Living Persons for the above purposes.

If a new Contract Owner does not make one of the elections described above, the Settlement Value must be withdrawn by the new Contract Owner on or before the mandatory distribution date 5 years after your date of death.

DEATH OF ANNUITANT

If the Annuitant who is not also the Contract Owner dies prior to the Payout Start Date, the Contract Owner must elect one of the following options:

1. If the Contract Owner is a Living Person, the Contract will continue with a new Annuitant as described on page [ ].

2.   If the Contract Owner is not a Living Person:

     a. The non-living Contract Owner may elect, within 180 days of the Annuitant's date of death, to receive the Death Benefit in a lump sum; or

     b. The non-living Contract Owner may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death.

If the non-living Contract Owner does not make one of the above described elections, the Settlement Value must be withdrawn by a non-living Contract Owner on or before the mandatory distribution date 5 years after the Annuitant's death.

We reserve the right to waive the 180 day limit on a non-discriminatory basis.


MORE INFORMATION


Lincoln Benefit Life Company. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 2940 South 84th Street, Lincoln, Nebraska, 68506-4142. Lincoln Benefit is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life" or "ALIC"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company ("AIC"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by The Allstate Corporation ("Allstate").

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam, U.S. Virgin Islands and all states except New York. We intend to market the Contract everywhere we conduct variable annuity business. The Contracts offered by this prospectus are issued by us and will be funded in the Variable Account and/or the Fixed Account.

Under our reinsurance agreements with Allstate Life, substantially all contract related transactions are transferred to Allstate Life. Through our reinsurance agreements with Allstate Life, substantially all of the assets backing our reinsured liabilities are owned by Allstate Life. These assets represent our general account and are invested and managed by Allstate Life. Accordingly, the results of operations with respect to applications received and contracts issued by Lincoln Benefit are not reflected in our consolidated financial statements. The amounts reflected in our consolidated financial statements relate only to the investment of those assets of Lincoln Benefit that are not transferred to Allstate Life under the reinsurance agreements. While the reinsurance agreements provide us with financial backing from Allstate Life, it does not create a direct contractual relationship between Allstate Life and you.

Under the Company's reinsurance agreements with ALIC, the Company reinsures all reserve liabilities with ALIC except for variable contracts. The Company's variable contract assets and liabilities are held in legally-segregated, unitized Variable Accounts and are retained by the Company. However, the transactions related to such variable contracts such as premiums, expenses and benefits are transferred to ALIC.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Variable Account. We may from time to time advertise these ratings in our sales literature.


THE VARIABLE ACCOUNT

Lincoln Benefit established the Lincoln Benefit Life Variable Annuity Account in 1992. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Lincoln Benefit.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under Nebraska law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Lincoln Benefit.


The Variable Account consists of Variable Subaccounts. Each Variable Subaccount invests in a corresponding Portfolio. We may add new Variable Subaccounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We may also add other Variable Subaccounts that may be available under other variable annuity contracts. We do not guarantee the investment performance of the Variable Account, its Subaccounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

DIVIDENDS  AND  CAPITAL  GAIN  DISTRIBUTIONS.   We  automatically  reinvest  all
dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.


VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Subaccounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract Owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract Owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Subaccount by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Subaccount by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.


We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Subaccounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT
DISTRIBUTION.

The Contracts described in this prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency. Commissions paid to broker-dealers may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 7.5% of all Purchase Payments (on a present value basis). From time to time, we may offer additional sales incentives of up to 1.5% of Purchase Payments and other cash bonuses to broker-dealers who maintain certain sales volume levels. We do not pay commission on Contract sales to our employees, employees of Surety Life Insurance Company, and Allstate Financial Services L.L.C. or their spouses or minor children, if these individuals reside in the State of Nebraska.

ALFS, Inc. ("ALFS") located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as distributor of the Contracts. ALFS, an affiliate of Lincoln Benefit, is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. Lincoln Benefit does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Contracts, including liability arising out of services we provide on the Contracts.



ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

o        issuance of the Contracts;


o        maintenance of Contract Owner records;

o        Contract Owner services;


o        calculation of unit values;

o        maintenance of the Variable Account; and


o        preparation of Contract Owner reports.


We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

QUALIFIED PLANS

If you use the Contract within a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS


All matters of Nebraska law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Nebraska law, have been passed upon by Carol S. Watson, Senior Vice President, General Counsel and Secretary of Lincoln Benefit. Legal matters relating to the federal securities laws in connection with the Contracts described in this prospectus are being passed upon by the law firm of Jorden Burt LLP, 1025 Thomas Jefferson St. N.W., East Lobby-Suite 400, Washington, D.C. 20007-0805.



TAXES


THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. LINCOLN BENEFIT MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.


Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:


1.   the Contract Owner is a natural person,


2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and


3. Lincoln Benefit is considered the Owner of the Variable Account assets for federal income tax purposes.


NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although Lincoln Benefit does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the Owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct Subaccount investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that Contract Owners were not Contract Owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the Contract Owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Lincoln Benefit does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax Contract Owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o    made on or after the date the individual attains age 59 1/2,


o    made to a beneficiary after the Contract Owner's death,

o    attributable to the Contract Owner being disabled, or


o for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract Owner, or death of the Annuitant if the Contract Owner is not a natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:


1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:


1.   made on or after the date the Contract Owner attains age 59 1/2;

2. made as a result of the Contract Owner's death or disability;

3. made in substantially equal periodic payments over the Contract Owner's life or life expectancy,


4.   made under an immediate annuity, or

5.   attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.


AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Lincoln Benefit (or its affiliates) to the same Contract Owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


TAX QUALIFIED CONTRACTS
Contracts may be used as investments with certain qualified plans such as:

o Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

o    Roth IRAs under Section 408A of the Code;

o    Simplified Employee Pension Plans under Section 408(k) of the Code;

o Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

o    Tax Sheltered Annuities under Section 403(b) of the Code;

o    Corporate and Self Employed Pension and Profit Sharing Plans; and

o    State  and  Local   Government   and   Tax-Exempt   Organization   Deferred
     Compensation Plans.


The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Lincoln Benefit reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below.


In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.


The Death Benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit, including that provided by the optional Death Benefit, from being provided under the Contracts when we issue the Contracts as Traditional IRAs, Roth IRAs or SIMPLE IRAs. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional IRA, Roth IRA or SIMPLE IRAs could result in increased taxes to the Contract Owner.

It is also possible that the Death Benefit could be characterized as an incidental Death Benefit. If the Death Benefit were so characterized, this could result in currently taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental Death Benefits that may be provided under qualified plans, such as in connection with a 403(b) plan. Even if the Death Benefit under the Contract were characterized as an incidental Death Benefit, it is unlikely to violate those limits unless the Contract Owner also purchases a life insurance contract in connection with such plan.



RESTRICTIONS UNDER SECTION 403(B) PLANS. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1998, and all earnings on salary reduction contributions, may be made only:

1.   on or after the date the employee

     o    attains age 59 1/2,

     o    separates from service,

     o    dies,

     o    becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).


These limitations do not apply to withdrawals where Lincoln Benefit is directed to transfer some or all of the Contract Value to another 403(b) plan.


INCOME TAX WITHHOLDING

Lincoln Benefit is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:


1.   required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).


Lincoln Benefit may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.


ANNUAL REPORTS AND OTHER DOCUMENTS


Lincoln Benefit's annual report on Form 10-K for the year ended December 31, 2000, and quarterly report on Form 10-Q for the period ended March 31, 2001 are incorporated herein by reference, which means that they are legally a part of this prospectus.

After the date of this prospectus and before we terminate the offering of the securities under this prospectus, all documents or reports we file with the SEC under the Exchange Act of 1934 are also incorporated herein by reference, which means that they also legally become a part of this prospectus.

Statements in this prospectus, or in documents that we file later with the SEC and that legally become a part of this prospectus, may change or supersede statements in other documents that are legally part of this prospectus.

We file our Exchange Act documents and reports, including our annual and quarterly reports on Form 10-K electronically on the SEC's "EDGAR" system using the identifying number CIK No. 0000910739. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. the address of the site is http://www.sec.gov. You also can view these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For more information on the operations of SEC's Public Reference Room, call 1-800-SEC-0330.

If you have received a copy of this prospectus, and would like a free copy of any document incorporated herein by reference (other than exhibits not specifically incorporated by reference into the text of such documents), please write or call us at Lincoln Benefit Life Company, 2940 South 84th Street, Lincoln, Nebraska, 68516 or 800-525-9287.


EXPERTS

The financial statements of Lincoln Benefit as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedule, incorporated herein by reference, have been audited by __________, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two year period then ended incorporated herein by reference, have been audited by ____________, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


PERFORMANCE INFORMATION

We may advertise the performance of the Variable Subaccounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Subaccount after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Subaccount over a specified period.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Subaccounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Subaccounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

APPENDIX A
MARKET VALUE ADJUSTMENT

The Market Value Adjustment is based on the following:

I = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the establishment of the Guarantee Period.

N = the number of whole and partial years from the date we receive the withdrawal, transfer, or death benefit request, or from the Payout Start Date to the end of the Guarantee Period.

J = the Treasury Rate for a maturity equal to the Guarantee Period for the week preceding the receipt of the withdrawal, transfer, death benefit, or income payment request. If a Note with a maturity of the original Guarantee Period is not available, we will use a weighted average.

Treasury Rate means the U.S. Treasury Note Constant Maturity yield as reported in Federal Reserve Bulletin Release H.15.

The Market Value Adjustment factor is determined from the following formula:

                                .9 X [I-(J + .0025)] X N

To determine the Market Value Adjustment, we will multiply the Market Value Adjustment factor by the amount transferred, withdrawn (in excess of the Free Withdrawal Amount), paid as a death benefit, or applied to an Income Plan from a Guarantee Period at any time other than during the 30 day period after such Guarantee Period expires.

EXAMPLES OF MARKET VALUE ADJUSTMENT

Purchase Payment:   $10,000 allocated to a Guarantee Period
Guarantee Period:   5 years

Guaranteed Interest Rate:      4.50%
Full Withdrawal:    End of Contract Year 3
I (5-Year Treasury Rate):    4.50%

NOTE: These examples assume that premium taxes are not applicable and that previous withdrawals have not been taken.


                 EXAMPLE 1: (ASSUMES DECLINING INTEREST RATES)

          Step 1: Calculate Contract Value at End of Contract Year 3:
              = $10,000.00 X (1.045) TO THE POWER OF 3 = $11,411.66

                 Step 2: Calculate the Free Withdrawal Amount:

                        = .15 X ($10,000.00) = $1,500.00 (greater than $1,411.66
                           earnings in the Contract)

                    Step 3: Calculate the Withdrawal Charge:
                       = .07 X ($10,000 - $1,500) = $595.00


                 Step 4: Calculate the Market Value Adjustment:

                      I   =   4.50%

                      J   =   4.20% (5-Year Treasury Rate at time of withdrawal)


                              730 DAYS
                      N   =   --------   =   2
                              365 DAYS

                MARKET VALUE ADJUSTMENT FACTOR: .9 X [I - (J + .0025)] X N
                        = .9 X [.045 - (.042 + .0025)] X 2 = .0009

           MARKET VALUE ADJUSTMENT = MARKET VALUE ADJUSTMENT FACTOR X AMOUNT SUBJECT TO MARKET VALUE ADJUSTMENT:

                     = .0009 X $11,411.66  = $10.27

         Step 5: Calculate the amount received by Contract Owner as a result of full withdrawal at the end of Contract Year 3:
                   = $11,411.66 - $595.00 + $10.27 = $10,826.93


                   EXAMPLE 2: (ASSUMES RISING INTEREST RATES)

          Step 1: Calculate Contract Value at End of Contract Year 3:
              = $10,000.00 X (1.045) TO THE POWER OF 3 = $11,411.66

                 Step 2: Calculate the Free Withdrawal Amount:

                        = .15 X ($10,000.00) = $1,500.00 (greater than $1,411.66
                          in earnings)

                    Step 3: Calculate the Withdrawal Charge:
                    = .07 X ($10,000.00 - $1,500.00) = $595.00


                 Step 4: Calculate the Market Value Adjustment:



                      J   =   4.80% (5-Year Treasury Rate at time of withdrawal)


                      N   =   730 DAYS   =   2
                              --------
                              365 DAYS

                MARKET VALUE ADJUSTMENT FACTOR: .9 X [I - (J + .0025)] X N
                      = .9 X [(.045 - (.048 + .0025)] X (2) = -.0099

                MARKET VALUE ADJUSTMENT = MARKET VALUE ADJUSTMENT FACTOR X AMOUNT SUBJECT TO MARKET VALUE ADJUSTMENT:

                    = -.0099 X $11,411.66 = -$112.98

                Step 5: Calculate the amount received by Contract Owner as a result of full withdrawal at the end of Contract Year 3:
                   = $11,411.66 - $595.00 - $112.98 = $10,703.63


APPENDIX B

CALCULATION OF ENHANCED EARNINGS DEATH BENEFIT AMOUNT

EXAMPLE 1. In this example, assume that the oldest Contract Owner is age 55 at the time the Contract is issued and elects the Enhanced Earnings Death Benefit Rider when the Contract is issued. The Contract Owner makes an initial purchase payment of $100,000. After four years, the Contract Owner dies. On the date Lincoln Benefit receives Due Proof of Death, the Contract Value is $125,000. Prior to his death, the Contract Owner did not make any additional purchase payments or take any withdrawals.


Excess-of-Earnings Withdrawals = $0

Purchase payments in the 12 months after the Rider Date and prior to Death = $0 In-Force Premium = $100,000 ($100,000 + $0 - $0) In-Force Earnings = $25,000
($125,000 - $100,000) Enhanced Earnings Death Benefit = 50% x $25,000 = $12,500.

Since 50% of In-Force Earnings is less than 100% of the In-Force Premium (excluding purchase payments in the 12 months prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 2. In the second example, assume the same facts as above, except that the Contract Owner has taken a withdrawal of $10,000 during the second year of the Contract. At the time the withdrawal is taken, the Contract Value is $105,000. Here, $5,000 of the withdrawal is in excess of the In-Force Earnings at the time of the withdrawal. The Contract Value on the date Lincoln Benefit receives Due Proof of Death will be assumed to be $114,000.


Excess of Earnings Withdrawals = $5,000 ($10,000 - $5,000)

Purchase payments in the 12 months after the Rider Date and prior to Death = $0 In-Force Premium = $95,000 ($100,000 + $0 - $5,000) In-Force Earnings = $19,000
($114,000 - $95,000) Enhanced Earnings Death Benefit = 50% x $19,000 = $9,500.

Since In-Force Earnings are less than 100% of the In-Force Premium (excluding purchase payments in the 12 months after the Rider Date and prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.

EXAMPLE 3. This third example is intended to illustrate the effect of adding the Enhanced Earnings Death Benefit Rider after the Contract has been issued and the effect of later purchase payments. In this example, assume that the oldest Contract Owner is age 65 on the Rider Date. At the time the Contract is issued, the Contract Owner makes a purchase payment of $100,000. After two years pass, the Contract Owner elects to add the Enhanced Earnings Death Benefit Rider. On the date this Rider is added, the Contract Value is $110,000. Two years later, the Contract Owner withdraws $50,000. Immediately prior to the withdrawal, the Contract Value is $130,000. Another two years later, the Contract Owner makes an additional purchase payment of $40,000. Two years later, the Contract Owner dies with a Contract Value of $140,000 on the date Lincoln Benefit receives Due Proof of Death.

Excess of Earnings Withdrawals = $30,000 ($50,000 - $20,000) Purchase payments in the 12 months after the Rider Date and prior to Death = $0 In-Force Premium = $120,000 ($110,000 + $40,000 - $30,000) In-Force Earnings = $20,000 ($140,000 -
$120,000) Enhanced Earnings Death Benefit = 40% of $20,000 = $8,000.


In this example, In-Force Premium is equal to the Contract Value on the date the
Rider  was  issued  plus  the   additional   purchase   payment  and  minus  the
Excess-of-Earnings Withdrawal.


Since 40% of In-Force Earnings is less than 80% of the In-Force Premium (excluding purchase payments in the 12 months after the Rider Date and prior to death), the In-Force Earnings are used to compute the Enhanced Earnings Death Benefit amount.


STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Description

     Additions, Deletions or Substitutions of Investments
     The Contract
         Purchases of Contracts
         Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers) Performance Information
         Standardized Total Returns
         Non-standardized Total Returns
         Adjusted Historical Total Returns
     Calculation of Accumulation Unit Values
     Calculation of Variable Income Payments
         Calculation of Annuity Unit Values
     General Matters
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets
         Premium Taxes
         Tax Reserves
     Federal Tax Matters
     Qualified Plans
     Experts
     Financial Statements

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                      THE LINCOLN BENEFIT VARIABLE ANNUITY

Lincoln Benefit Life Company
Variable Annuity Separate Account
PO Box 80469
Lincoln, NE  68501-0469
1 (800) 525-9287

                       Statement of Additional Information
                                Dated May 17, 2001

This Statement of Additional Information supplements the information in the prospectus for the Lincoln Benefit Life Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated May 17, 2001, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.


Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Contracts.


                                TABLE OF CONTENTS

Description                                                                Page

Additions, Deletions or Substitutions of Investments........................
The Contract................................................................
         Purchases of Contracts.............................................
         Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers).......
Performance Information.....................................................
         Standardized Total Returns.........................................
         Non-standardized Total Returns.....................................
         Adjusted historical Total Returns..................................
         Calculation of Accumulation Unit Values............................
         Calculation of Variable Income Payments............................
         Calculation of Annuity Unit Values.................................
General Matters.............................................................
         Incontestability...................................................
         Settlements........................................................
         Safekeeping of the Variable Account's Assets.......................
         Premium Taxes......................................................
         Tax Reserves.......................................................
Federal Tax Matters.........................................................
Qualified Plans.............................................................
Experts
Financial Statements........................................................

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS


We may add, delete, or substitute the Portfolio shares held by any Variable Subaccount to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different Fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract Owner's interest in a Variable Subaccount until we have notified the Contract Owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We also may establish additional Variable Subaccounts or series of Variable Subaccounts. Each additional Variable Subaccount would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Subaccounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Subaccounts in conjunction with the Contract to existing Contract Owners. We may eliminate one or more Variable Subaccounts if, in our sole discretion, marketing, tax or investment conditions so warrant.


We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning.

PURCHASE OF CONTRACTS


We offer the Contracts to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, ALFS, Inc. ("ALFS"), distributes the Contracts. ALFS is an affiliate of Lincoln Benefit. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.


We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract Owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.


PERFORMANCE INFORMATION


From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Subaccounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract Owner. Also, please note that the performance figures shown do not reflect any applicable taxes.


STANDARDIZED TOTAL RETURNS

A Variable Subaccount's standardized total return represents the average annual total return of that Subaccount over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Subaccount's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                               1000(1 + T)n = ERV
where:

   T       =        average annual total return
   ERV     =        ending redeemable value of a hypothetical $1,000 payment
                    made at the beginning of 1, 5, or 10 year periods or
                    shorter period
   n       =        number of years in the period
   1000    =        hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.


The standardized total returns for the Variable Subaccounts available under the Contract for the periods ended December 31, 2000 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional
Information. Accordingly, the performance shown reflects the historical performance of the Variable Subaccounts, adjusted to reflect the current level of charges that apply to the Variable Subaccounts under the Contract, as well as the withdrawal charges. No standardized returns are shown for the Fidelity VIP Equity Income Portfolio - Service Class 2, Fidelity VIP Investment Grade Bond Portfolio - Service Class 2, Fidelity VIP Overseas Portfolio - Service Class 2, Janus Worldwide Growth Portfolio - Service Class, MFS New Discovery Series-Service Class, and MFS Utilities Series-Service Class because those Variable Subaccounts had not commenced operations as of December 31, 2000.


(Without the Enhanced Death Benefit Rider, the Income Benefit Rider or the Enhanced Earnings Death Benefit Rider)

                                                                                              Average Annual Returns
                                                                   SubAccount                                     10 Years or
                          Fund Names                             Inception Date      1 Year        5 Year       Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                       N/A             N/A           N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2               N/A             N/A           N/A               N/A
     Overseas Portfolio - Service Class 2                             N/A             N/A           N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                        N/A             N/A           N/A               N/A
LSA
     Balanced Fund                                                  10/18/99         1.41%          N/A              4.71%
     Disciplined Equity Fund                                        10/18/99        -18.26%         N/A             -4.42%
     Emerging Growth Fund                                           10/18/99        -37.09%         N/A             11.87%
     Focused Equity Fund                                            10/18/99        -21.03%         N/A             -3.19%
     Growth Equity Fund                                             10/18/99        -18.00%         N/A             -0.08%
     Value Equity Fund                                              10/18/99         7.79%          N/A             16.02%
MFS
     New Discovery Series - Service Class                             N/A             N/A           N/A               N/A
     Utilities Series - Service Class                                 N/A             N/A           N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                                10/18/99        -17.83%         N/A             -12.37%
OCC
     Science and Technology Portfolio                                2/1/01           N/A           N/A               N/A
     Small Cap Portfolio                                            10/18/99         36.26%         N/A             29.34%
PIMCO
     Foreign Bond Portfolio-Administrative Class                    10/18/99         -2.02%         N/A             -0.69%
     Money Market Portfolio-Administrative Class                    10/18/99         -1.39%         N/A             -0.63%
     Total Return Bond Portfolio-Administrative Class               10/18/99         2.71%          N/A              2.22%
Salomon Brothers
     Variable Capital Fund                                          10/18/99         10.59%         N/A             20.98%

(With the Enhanced Death Benefit Rider)

                                                                                           Average Annual Returns
                                                                    Portfolio
                           Fund Names                             Inception Date    1 Year       5 Year       Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                        N/A            N/A         N/A            N/A
     Investment Grade Bond  Portfolio - Service Class 2                N/A            N/A         N/A            N/A
     Overseas Portfolio - Service Class 2                              N/A            N/A         N/A            N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                         N/A            N/A         N/A            N/A
LSA
     Balanced Fund                                                   10/18/99        1.14%        N/A           4.43%
     Disciplined Equity Fund                                         10/18/99       -18.47%       N/A          -4.67%
     Emerging Growth Fund                                            10/18/99       -37.26%       N/A          11.57%
     Focused Equity Fund                                             10/18/99       -21.24%       N/A          -3.46%
     Growth Equity Fund                                              10/18/99       -18.22%       N/A          -0.35%
     Value Equity Fund                                               10/18/99        7.51%        N/A          15.71%
MFS
     New Discovery Series - Service Class                              N/A            N/A         N/A            N/A
     Utilities Series - Service Class                                  N/A            N/A         N/A            N/A
The Universal Institutional Funds
     Yield Portfolio                                                 10/18/99       -18.05%       N/A          -12.62%
OCC
     Science and Technology Portfolio                                 2/1/01          N/A         N/A            N/A
     Small Cap Portfolio                                             10/18/99       35.92%        N/A          14.58%
PIMCO
     Foreign Bond Portfolio-Administrative Class                     10/18/99       -2.27%        N/A          -0.96%
     Money Market Portfolio-Administrative Class                     10/18/99       -1.65%        N/A          -0.90%
     Total Return Bond Portfolio-Administrative Class                10/18/99        2.44%        N/A           1.94%
Salomon Brothers
     Variable Capital Fund                                           10/18/99       10.31%        N/A          20.65%

(With the Income Benefit Rider)

                                                                                      Average Annual Returns
                                                               Portfolio                               10 Years or
                        Fund Names                          Inception Date    1 Year      5 Year     Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                   N/A          N/A          N/A            N/A
     Investment Grade Bond  Portfolio - Service Class 2           N/A          N/A          N/A            N/A
     Overseas Portfolio - Service Class 2                         N/A          N/A          N/A            N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                    N/A          N/A          N/A            N/A
LSA
     Balanced Fund                                             10/18/99       1.19%         N/A           4.49%
     Disciplined Equity Fund                                   10/18/99      -18.43%        N/A           -4.62%
     Emerging Growth Fund                                      10/18/99      -37.23%        N/A           11.63%
     Focused Equity Fund                                       10/18/99      -21.20%        N/A           -3.41%
     Growth Equity Fund                                        10/18/99      -18.17%        N/A           -0.30%
     Value Equity Fund                                         10/18/99       7.57%         N/A           15.78%
MFS
     New Discovery Series - Service Class                         N/A          N/A          N/A            N/A
     Utilities Series - Service Class                             N/A          N/A          N/A            N/A
The Universal Institutional Funds
     Yield Portfolio                                           10/18/99      -18.01%        N/A          -12.57%
OCC
     Science and Technology Portfolio                           2/1/01         N/A          N/A            N/A
     Small Cap Portfolio                                       10/18/99       35.99%        N/A           14.63%
PIMCO
     Foreign Bond Portfolio-Administrative Class               10/18/99       -2.22%        N/A           -0.91%
     Money Market Portfolio-Administrative Class               10/18/99       -1.60%        N/A           -0.85%
     Total Return Bond Portfolio-Administrative Class          10/18/99       2.49%         N/A           2.00%
Salomon Brothers
     Variable Capital Fund                                     10/18/99       10.36%        N/A           20.72%

(With the Enhanced Earnings Death Benefit Rider)

                                                                                        Average Annual Return
                                                              Portfolio                                    10 Years or
                        Fund Names                          Inception Date     1 Year        5 Year      Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                  N/A             N/A           N/A             N/A
     Investment Grade Bond  Portfolio - Service Class 2          N/A             N/A           N/A             N/A
     Overseas Portfolio - Service Class 2                        N/A             N/A           N/A             N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                   N/A             N/A           N/A             N/A
LSA
     Balanced Fund                                             10/18/99         1.03%          N/A            4.32%
     Disciplined Equity Fund                                   10/18/99        -18.56%         N/A            -4.77%
     Emerging Growth Fund                                      10/18/99        -37.33%         N/A            11.46%
     Focused Equity Fund                                       10/18/99        -21.33%         N/A            -3.57%
     Growth Equity Fund                                        10/18/99        -18.31%         N/A            -0.46%
     Value Equity Fund                                         10/18/99         7.40%          N/A            15.59%
MFS
     New Discovery Series - Service Class                        N/A             N/A           N/A             N/A
     Utilities Series - Service Class                            N/A             N/A           N/A             N/A
The Universal Institutional Funds
     Yield Portfolio                                           10/18/99        -18.14%         N/A           -12.71%
OCC
     Science and Technology Portfolio                           2/1/01           N/A           N/A             N/A
     Small Cap Portfolio                                       10/18/99        35.78%          N/A            28.86%
PIMCO
     Foreign Bond Portfolio-Administrative Class               10/18/99        -2.38%          N/A            -1.07%
     Money Market Portfolio-Administrative Class               10/18/99        -1.75%          N/A            -1.01%
     Total Return Bond Portfolio-Administrative Class          10/18/99         2.33%          N/A            1.83%
Salomon Brothers
     Variable Capital Fund                                     10/18/99        10.19%          N/A            20.52%


(With the Enhanced Death Benefit and Income Benefit Riders)

                                                                                        Average Annual Return
                                                              Portfolio                                    10 Years or
                        Fund Names                          Inception Date     1 Year        5 Year      Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                  N/A             N/A           N/A             N/A
     Investment Grade Bond  Portfolio - Service Class 2          N/A             N/A           N/A             N/A
     Overseas Portfolio - Service Class 2                        N/A             N/A           N/A             N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                   N/A             N/A           N/A             N/A
LSA
     Balanced Fund                                              0.93%            N/A          4.21%          10/18/99
     Disciplined Equity Fund                                   -18.65%           N/A         -4.88%          10/18/99
     Emerging Growth Fund                                      -37.40%           N/A         11.34%          10/18/99
     Focused Equity Fund                                       -21.41%           N/A         -3.67%          10/18/99
     Growth Equity Fund                                        -18.39%           N/A         -0.57%          10/18/99
     Value Equity Fund                                          7.29%            N/A         15.47%          10/18/99
MFS
     New Discovery Series - Service Class                        N/A             N/A           N/A             N/A
     Utilities Series - Service Class                            N/A             N/A           N/A             N/A
The Universal Institutional Funds
     Yield Portfolio                                           -18.23%           N/A         -12.81%         10/18/99
OCC
     Science and Technology Portfolio                            N/A             N/A           N/A             N/A
     Small Cap Portfolio                                        35.64%           N/A         14.35%          10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class                -2.48%           N/A         -1.18%          10/18/99
     Money Market Portfolio-Administrative Class                -1.85%           N/A         -1.12%          10/18/99
     Total Return Bond Portfolio-Administrative Class           2.22%            N/A          1.72%          10/18/99
Salomon Brothers
     Variable Capital Fund                                      10.08%           N/A         20.39%          10/18/99

(with the Enhanced Death Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                        Average Annual Return
                                                              Portfolio                                    10 Years or
                        Fund Names                          Inception Date     1 Year        5 Year      Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                  N/A             N/A           N/A             N/A
     Investment Grade Bond  Portfolio - Service Class 2          N/A             N/A           N/A             N/A
     Overseas Portfolio - Service Class 2                        N/A             N/A           N/A             N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                   N/A             N/A           N/A             N/A
LSA
     Balanced Fund                                              0.77%            N/A          4.05%          10/18/99
     Disciplined Equity Fund                                   -18.78%           N/A         -5.03%          10/18/99
     Emerging Growth Fund                                      -37.50%           N/A         11.16%          10/18/99
     Focused Equity Fund                                       -21.54%           N/A         -3.83%          10/18/99
     Growth Equity Fund                                        -18.53%           N/A         -0.73%          10/18/99
     Value Equity Fund                                          7.12%            N/A         15.29%          10/18/99
MFS
     New Discovery Series - Service Class                        N/A             N/A           N/A             N/A
     Utilities Series - Service Class                            N/A             N/A           N/A             N/A
The Universal Institutional Funds
     Yield Portfolio                                           -18.36%           N/A         -12.96%         10/18/99
OCC
     Science and Technology Portfolio                            N/A             N/A           N/A             N/A
     Small Cap Portfolio                                        35.44%           N/A         14.18%          10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class                -2.63%           N/A         -1.34%          10/18/99
     Money Market Portfolio-Administrative Class                -2.01%           N/A         -1.28%          10/18/99
     Total Return Bond Portfolio-Administrative Class           2.06%            N/A          1.55%          10/18/99
Salomon Brothers
     Variable Capital Fund                                      9.91%            N/A         20.20%          10/18/99


(with the Income Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                        Average Annual Return
                                                              Portfolio                                    10 Years or
                        Fund Names                          Inception Date     1 Year        5 Year      Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                  N/A             N/A           N/A             N/A
     Investment Grade Bond  Portfolio - Service Class 2          N/A             N/A           N/A             N/A
     Overseas Portfolio - Service Class 2                        N/A             N/A           N/A             N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                   N/A             N/A           N/A             N/A
LSA
     Balanced Fund                                              0.82%            N/A          4.10%          10/18/99
     Disciplined Equity Fund                                   -18.74%           N/A         -4.98%          10/18/99
     Emerging Growth Fund                                      -37.47%           N/A         11.22%          10/18/99
     Focused Equity Fund                                       -21.50%           N/A         -3.78%          10/18/99
     Growth Equity Fund                                        -18.48%           N/A         -0.68%          10/18/99
     Value Equity Fund                                          7.17%            N/A         15.35%          10/18/99
MFS
     New Discovery Series - Service Class                        N/A             N/A           N/A             N/A
     Utilities Series - Service Class                            N/A             N/A           N/A             N/A
The Universal Institutional Funds
     Yield Portfolio                                           -18.32%           N/A         -12.91%         10/18/99
OCC
     Science and Technology Portfolio                            N/A             N/A           N/A             N/A
     Small Cap Portfolio                                        35.51%           N/A         14.24%          10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class                -2.58%           N/A         -1.29%          10/18/99
     Money Market Portfolio-Administrative Class                -1.96%           N/A         -1.23%          10/18/99
     Total Return Bond Portfolio-Administrative Class           2.12%            N/A          1.60%          10/18/99
Salomon Brothers
     Variable Capital Fund                                      9.97%            N/A         20.27%          10/18/99


(with Enhanced Death Benefit, Income Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                        Average Annual Return
                                                              Portfolio                                    10 Years or
                        Fund Names                          Inception Date     1 Year        5 Year      Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                  N/A             N/A           N/A             N/A
     Investment Grade Bond  Portfolio - Service Class 2          N/A             N/A           N/A             N/A
     Overseas Portfolio - Service Class 2                        N/A             N/A           N/A             N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                   N/A             N/A           N/A             N/A
LSA
     Balanced Fund                                              0.55%            N/A          3.83%          10/18/99
     Disciplined Equity Fund                                   -18.95%           N/A         -5.23%          10/18/99
     Emerging Growth Fund                                      -37.64%           N/A         10.93%          10/18/99
     Focused Equity Fund                                       -21.71%           N/A         -4.04%          10/18/99
     Growth Equity Fund                                        -18.70%           N/A         -0.95%          10/18/99
     Value Equity Fund                                          6.89%            N/A         15.05%          10/18/99
MFS
     New Discovery Series - Service Class                        N/A             N/A           N/A             N/A
     Utilities Series - Service Class                            N/A             N/A           N/A             N/A
The Universal Institutional Funds
     Yield Portfolio                                           -18.54%           N/A         -13.15%         10/18/99
OCC
     Science and Technology Portfolio                            N/A             N/A           N/A             N/A
     Small Cap Portfolio                                        35.17%           N/A         13.96%          10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class                -2.84%           N/A         -1.56%          10/18/99
     Money Market Portfolio-Administrative Class                -2.22%           N/A         -1.50%          10/18/99
     Total Return Bond Portfolio-Administrative Class           1.85%            N/A          1.33%          10/18/99
Salomon Brothers
     Variable Capital Fund                                      9.68%            N/A         19.94%          10/18/99

NON-STANDARDIZED TOTAL RETURNS From time to time, we also may quote average annual total returns that do not reflect the withdrawal charge. We calculate these "non-standardized total returns" in exactly the same way as the standardized total returns described above, except that we replace the ending redeemable value of the hypothetical account for the period with an ending redeemable value for the period that does not take into account any charges on amounts surrendered. In addition, we may advertise the total return over different periods of time by means of aggregate, average, year by year or other types of total return figures. Such calculations would not reflect deductions for withdrawal charges which may be imposed on the Contracts which, if reflected, would reduce the performance quoted. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation unit Value at the end of the defined period divided by the Accumulation Unit Value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year and to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter): "the prior calendar year"; "'n' most recent Calendar Years"; and "Inception (commencement of the Subaccount's operation) to date" (day of the advertisement).The non-standardized total returns for the Variable SubAccounts available under the Contract for the periods ended December 31, 2000 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable SubAccounts, adjusted to reflect the current asset based charges (but not the withdrawal charge or taxes) under the Contract that would have applied had it been available during the periods shown.

(Without the Enhanced Death Benefit Rider, Income Benefit Rider, or the Enhanced Earnings Death Benefit Rider)


                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                           10/18/99          7.43%            N/A              9.73%
     Disciplined Equity Fund                                 10/18/99         -12.23%           N/A              0.68%
     Emerging Growth Fund                                    10/18/99         -31.06%           N/A             16.81%
     Focused Equity Fund                                     10/18/99         -15.00%           N/A              1.89%
     Growth Equity Fund                                      10/18/99         -11.97%           N/A              4.98%
     Value Equity Fund                                       10/18/99          13.82%           N/A             20.94%
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                         10/18/99         -11.81%           N/A             -7.19%
OCC
     Science and Technology Portfolio                         2/1/01            N/A             N/A               N/A
     Small Cap Portfolio                                     10/18/99          42.29%           N/A             34.16%
PIMCO
     Foreign Bond Portfolio-Administrative Class             10/18/99          4.01%            N/A              4.38%
     Money Market Portfolio-Administrative Class             10/18/99          4.63%            N/A              4.44%
     Total Return Bond Portfolio-Administrative Class        10/18/99          8.73%            N/A              7.26%
Salomon Brothers
     Variable Capital Fund                                   10/18/99          16.62%           N/A             25.85%

(With the Enhanced Death Benefit Rider)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                           10/18/99          7.16%            N/A              9.46%
     Disciplined Equity Fund                                 10/18/99         -12.45%           N/A              0.43%
     Emerging Growth Fund                                    10/18/99         -31.24%           N/A             16.52%
     Focused Equity Fund                                     10/18/99         -15.22%           N/A              1.62%
     Growth Equity Fund                                      10/18/99         -12.19%           N/A              4.70%
     Value Equity Fund                                       10/18/99          13.54%           N/A             20.64%
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                         10/18/99         -12.03%           N/A             -7.43%
OCC
     Science and Technology Portfolio                         2/1/01            N/A             N/A               N/A
     Small Cap Portfolio                                     10/18/99          41.94%           N/A             33.82%
PIMCO
     Foreign Bond Portfolio-Administrative Class             10/18/99          3.75%            N/A              4.11%
     Money Market Portfolio-Administrative Class             10/18/99          4.38%            N/A              4.17%
     Total Return Bond Portfolio-Administrative Class        10/18/99          8.46%            N/A              6.98%
Salomon Brothers
     Variable Capital Fund                                   10/18/99          16.33%           N/A             25.53%

(With the Income Benefit Rider)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                           10/18/99          7.22%            N/A              9.51%
     Disciplined Equity Fund                                 10/18/99         -12.41%           N/A              0.48%
     Emerging Growth Fund                                    10/18/99         -31.20%           N/A             16.58%
     Focused Equity Fund                                     10/18/99         -15.17%           N/A              1.68%
     Growth Equity Fund                                      10/18/99         -12.15%           N/A              4.76%
     Value Equity Fund                                       10/18/99          13.59%           N/A             20.70%
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                         10/18/99         -11.99%           N/A             -7.38%
OCC
     Science and Technology Portfolio                         2/1/01            N/A             N/A               N/A
     Small Cap Portfolio                                     10/18/99          42.01%           N/A             33.89%
PIMCO
     Foreign Bond Portfolio-Administrative Class             10/18/99          3.80%            N/A              4.16%
     Money Market Portfolio-Administrative Class             10/18/99          4.43%            N/A              4.22%
     Total Return Bond Portfolio-Administrative Class        10/18/99          8.52%            N/A              7.04%
Salomon Brothers
     Variable Capital Fund                                   10/18/99          16.39%           N/A             25.59%

(With the Enhanced Earnings Death Benefit Rider)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                           10/18/99          7.06%            N/A              9.35%
     Disciplined Equity Fund                                 10/18/99         -12.54%           N/A              0.33%
     Emerging Growth Fund                                    10/18/99         -31.30%           N/A             16.40%
     Focused Equity Fund                                     10/18/99         -15.30%           N/A              1.52%
     Growth Equity Fund                                      10/18/99         -12.28%           N/A              4.60%
     Value Equity Fund                                       10/18/99          13.42%           N/A             20.52%
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                         10/18/99         -12.12%           N/A             -7.53%
OCC
     Science and Technology Portfolio                         2/1/01            N/A             N/A               N/A
     Small Cap Portfolio                                     10/18/99          41.81%           N/A             33.68%
PIMCO
     Foreign Bond Portfolio-Administrative Class             10/18/99          3.65%            N/A              4.00%
     Money Market Portfolio-Administrative Class             10/18/99          4.27%            N/A              4.06%
     Total Return Bond Portfolio-Administrative Class        10/18/99          8.36%            N/A              6.87%
Salomon Brothers
     Variable Capital Fund                                   10/18/99          16.22%           N/A             25.40%

(with the Enhanced Death Benefit and Income Benefit Riders)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                             6.95%            N/A            9.24%           10/18/99
     Disciplined Equity Fund                                  -12.63%           N/A            0.23%           10/18/99
     Emerging Growth Fund                                     -31.37%           N/A           16.29%           10/18/99
     Focused Equity Fund                                      -15.39%           N/A            1.41%           10/18/99
     Growth Equity Fund                                       -12.37%           N/A            4.49%           10/18/99
     Value Equity Fund                                        13.31%            N/A           20.40%           10/18/99
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                          -12.21%           N/A           -7.62%           10/18/99
OCC
     Science and Technology Portfolio                           N/A             N/A             N/A               N/A
     Small Cap Portfolio                                      41.67%            N/A           33.55%           10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class               3.54%            N/A            3.89%           10/18/99
     Money Market Portfolio-Administrative Class               4.17%            N/A            3.95%           10/18/99
     Total Return Bond Portfolio-Administrative Class          8.25%            N/A            6.76%           10/18/99
Salomon Brothers
     Variable Capital Fund                                    16.10%            N/A           25.27%           10/18/99

(with the Enhanced Death Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                             6.79%            N/A            9.08%           10/18/99
     Disciplined Equity Fund                                  -12.76%           N/A            0.08%           10/18/99
     Emerging Growth Fund                                     -31.48%           N/A           16.11%           10/18/99
     Focused Equity Fund                                      -15.52%           N/A            1.26%           10/18/99
     Growth Equity Fund                                       -12.50%           N/A            4.33%           10/18/99
     Value Equity Fund                                        13.14%            N/A           20.22%           10/18/99
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                          -12.34%           N/A           -7.77%           10/18/99
OCC
     Science and Technology Portfolio                           N/A             N/A             N/A               N/A
     Small Cap Portfolio                                      41.46%            N/A           33.34%           10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class               3.39%            N/A            3.73%           10/18/99
     Money Market Portfolio-Administrative Class               4.01%            N/A            3.79%           10/18/99
     Total Return Bond Portfolio-Administrative Class          8.09%            N/A            6.60%           10/18/99
Salomon Brothers
     Variable Capital Fund                                    15.93%            N/A           25.08%           10/18/99

(with the Income Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                             6.84%            N/A            9.13%           10/18/99
     Disciplined Equity Fund                                  -12.71%           N/A            0.13%           10/18/99
     Emerging Growth Fund                                     -31.44%           N/A           16.17%           10/18/99
     Focused Equity Fund                                      -15.47%           N/A            1.31%           10/18/99
     Growth Equity Fund                                       -12.46%           N/A            4.38%           10/18/99
     Value Equity Fund                                        13.20%            N/A           20.28%           10/18/99
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                          -12.29%           N/A           -7.72%           10/18/99
OCC
     Science and Technology Portfolio                           N/A             N/A             N/A               N/A
     Small Cap Portfolio                                      41.53%            N/A           33.41%           10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class               3.44%            N/A            3.78%           10/18/99
     Money Market Portfolio-Administrative Class               4.07%            N/A            3.84%           10/18/99
     Total Return Bond Portfolio-Administrative Class          8.14%            N/A            6.65%           10/18/99
Salomon Brothers
     Variable Capital Fund                                    15.99%            N/A           25.15%           10/18/99

(with the Enhanced Death Benefit, Income Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                         Average Annual Return
                                                            SubAccount                                        10 Years or
                       Fund Names                         Inception Date       1 Year         5 Year        Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2                 N/A             N/A             N/A               N/A
     Investment Grade Bond  Portfolio - Service Class 2         N/A             N/A             N/A               N/A
     Overseas Portfolio - Service Class 2                       N/A             N/A             N/A               N/A
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                  N/A             N/A             N/A               N/A
LSA
     Balanced Fund                                             6.58%            N/A            8.86%           10/18/99
     Disciplined Equity Fund                                  -12.93%           N/A           -0.12%           10/18/99
     Emerging Growth Fund                                     -31.61%           N/A           15.88%           10/18/99
     Focused Equity Fund                                      -15.69%           N/A            1.05%           10/18/99
     Growth Equity Fund                                       -12.68%           N/A            4.11%           10/18/99
     Value Equity Fund                                        12.92%            N/A           19.98%           10/18/99
MFS
     New Discovery Series - Service Class                       N/A             N/A             N/A               N/A
     Utilities Series - Service Class                           N/A             N/A             N/A               N/A
The Universal Institutional Funds
     Yield Portfolio                                          -12.52%           N/A           -7.96%           10/18/99
OCC
     Science and Technology Portfolio                           N/A             N/A             N/A               N/A
     Small Cap Portfolio                                      41.19%            N/A           33.07%           10/18/99
PIMCO
     Foreign Bond Portfolio-Administrative Class               3.18%            N/A            3.52%           10/18/99
     Money Market Portfolio-Administrative Class               3.81%            N/A            3.57%           10/18/99
     Total Return Bond Portfolio-Administrative Class          7.87%            N/A            6.38%           10/18/99
Salomon Brothers
     Variable Capital Fund                                    15.70%            N/A           24.83%           10/18/99

ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Subaccounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying
Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Subaccounts under the Contract, other than the withdrawal charge. The adjusted historical total returns for the Variable SubAccounts for the periods ended December 31, 2000 are set out below.

(Without the Enhanced Death Benefit Rider, Income Benefit Rider, or the Enhanced Earnings Death Benefit Rider)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*             10/10/86          0.67%       11.28%         15.69%
     Investment Grade Bond  Portfolio - Service Class 2*      12/6/88          6.53%        3.80%         8.54%
     Overseas Portfolio - Service Class 2*                    1/29/87         -26.17%       7.55%         7.40%
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                9/13/93         -29.77%      16.40%         17.36%
LSA
     Balanced Fund                                            10/1/99          1.41%         N/A          3.68%
     Disciplined Equity Fund                                  10/1/99         -18.26%        N/A          -6.77%
     Emerging Growth Fund                                     10/1/99         -37.09%        N/A          11.16%
     Focused Equity Fund                                      10/1/99         -21.03%        N/A          -3.08%
     Growth Equity Fund                                       10/1/99         -18.00%        N/A          -0.08%
     Value Equity Fund                                        10/1/99          7.79%         N/A          12.59%
MFS
     New Discovery Series - Service Class**                   4/29/98         -11.15%        N/A          18.98%
     Utilities Series - Service Class**                       1/3/95          -9.77%       12.41%         14.84%
The Universal Institutional Funds
     Yield Portfolio                                         12/31/96         -17.83%        N/A          0.62%
OCC
     Science and Technology Portfolio                         4/12/00           N/A          N/A         -45.91%
     Small Cap Portfolio                                      7/31/88         36.26%       11.89%         14.86%
PIMCO
     Foreign Bond Portfolio-Administrative Class              1/31/99         -2.02%         N/A          -2.75%
     Money Market Portfolio-Administrative Class              8/31/99         -1.39%         N/A          -0.58%
     Total Return Bond Portfolio-Administrative Class        12/31/97          2.71%         N/A          2.89%
Salomon Brothers
     Variable Capital Fund                                   12/31/97         10.59%         N/A          15.76%

(With the Enhanced Death Benefit Rider)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*             10/10/86          0.40%       10.99%         15.40%
     Investment Grade Bond  Portfolio - Service Class 2*      12/6/88          6.25%        3.53%         8.27%
     Overseas Portfolio - Service Class 2*                    1/29/87         -26.37%       7.28%         7.14%
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                9/13/93         -29.96%      16.11%         17.06%
LSA
     Balanced Fund                                            10/1/99          1.14%         N/A          3.40%
     Disciplined Equity Fund                                  10/1/99         -18.47%        N/A          -7.01%
     Emerging Growth Fund                                     10/1/99         -37.26%        N/A          10.87%
     Focused Equity Fund                                      10/1/99         -21.24%        N/A          -3.33%
     Growth Equity Fund                                       10/1/99         -18.22%        N/A          -0.34%
     Value Equity Fund                                        10/1/99          7.51%         N/A          12.29%
MFS
     New Discovery Series - Service Class**                   4/29/98         -11.39%        N/A          18.67%
     Utilities Series - Service Class**                       1/3/95          -10.01%      12.13%         14.55%
The Universal Institutional Funds
     Yield Portfolio                                         12/31/96         -18.05%        N/A          0.36%
OCC
     Science and Technology Portfolio                         4/12/00           N/A          N/A         -46.01%
     Small Cap Portfolio                                      7/31/88         35.92%       11.60%         14.58%
PIMCO
     Foreign Bond Portfolio-Administrative Class              1/31/99         -2.27%         N/A          -3.00%
     Money Market Portfolio-Administrative Class              8/31/99         -1.65%         N/A          -0.84%
     Total Return Bond Portfolio-Administrative Class        12/31/97          2.44%         N/A          2.63%
Salomon Brothers
     Variable Capital Fund                                   12/31/97         10.31%         N/A          15.46%

(With the Income Benefit Rider)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*             10/10/86          0.46%       11.05%         15.46%
     Investment Grade Bond  Portfolio - Service Class 2*      12/6/88          6.30%        3.58%         8.32%
     Overseas Portfolio - Service Class 2*                    1/29/87         -26.33%       7.33%         7.19%
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                9/13/93         -29.92%      16.16%         17.12%
LSA
     Balanced Fund                                            10/1/99          1.19%         N/A          3.46%
     Disciplined Equity Fund                                  10/1/99         -18.43%        N/A          -6.96%
     Emerging Growth Fund                                     10/1/99         -37.23%        N/A          10.93%
     Focused Equity Fund                                      10/1/99         -21.20%        N/A          -3.28%
     Growth Equity Fund                                       10/1/99         -18.17%        N/A          -0.29%
     Value Equity Fund                                        10/1/99          7.57%         N/A          12.35%
MFS
     New Discovery Series - Service Class**                   4/29/98         -11.34%        N/A          18.74%
     Utilities Series - Service Class**                       1/3/95          -9.96%       12.18%         14.60%
The Universal Institutional Funds
     Yield Portfolio                                         12/31/96         -18.01%        N/A          0.41%
OCC
     Science and Technology Portfolio                         4/12/00           N/A          N/A         -45.99%
     Small Cap Portfolio                                      7/31/88         35.99%       11.66%         14.63%
PIMCO
     Foreign Bond Portfolio-Administrative Class              1/31/99         -2.22%         N/A          -2.95%
     Money Market Portfolio-Administrative Class              8/31/99         -1.60%         N/A          -0.79%
     Total Return Bond Portfolio-Administrative Class        12/31/97          2.49%         N/A          2.68%
Salomon Brothers
     Variable Capital Fund                                   12/31/97         10.36%         N/A          15.52%

(With the Enhanced Earnings Death Benefit Rider)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*             10/10/86          0.30%       10.88%         15.28%
     Investment Grade Bond  Portfolio - Service Class 2*      12/6/88          6.14%        3.42%         8.16%
     Overseas Portfolio - Service Class 2*                    1/29/87         -26.45%       7.16%         7.03%
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                9/13/93         -30.03%      15.99%         16.95%
LSA
     Balanced Fund                                            10/1/99          1.03%         N/A          3.30%
     Disciplined Equity Fund                                  10/1/99         -18.56%        N/A          -7.11%
     Emerging Growth Fund                                     10/1/99         -37.33%        N/A          10.75%
     Focused Equity Fund                                      10/1/99         -21.33%        N/A          -3.43%
     Growth Equity Fund                                       10/1/99         -18.31%        N/A          -0.44%
     Value Equity Fund                                        10/1/99          7.40%         N/A          12.17%
MFS
     New Discovery Series - Service Class**                   4/29/98         -11.48%        N/A          18.55%
     Utilities Series - Service Class**                       1/3/95          -10.10%      12.01%         14.43%
The Universal Institutional Funds
     Yield Portfolio                                         12/31/96         -18.14%        N/A          0.25%
OCC
     Science and Technology Portfolio                         4/12/00           N/A          N/A         -46.06%
     Small Cap Portfolio                                      7/31/88         35.78%       11.48%         14.46%
PIMCO
     Foreign Bond Portfolio-Administrative Class              1/31/99         -2.38%         N/A          -3.11%
     Money Market Portfolio-Administrative Class              8/31/99         -1.75%         N/A          -0.94%
     Total Return Bond Portfolio-Administrative Class        12/31/97          2.33%         N/A          2.52%
Salomon Brothers
     Variable Capital Fund                                   12/31/97         10.19%         N/A          15.34%

(with the Enhanced Death Benefit and Income Benefit Riders)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*               0.19%          10.77%       15.17%        10/10/86
     Investment Grade Bond  Portfolio - Service Class 2*       6.02%           3.32%        8.05%        12/6/88
     Overseas Portfolio - Service Class 2*                    -26.53%          7.05%        6.92%        1/29/87
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                -30.11%         15.87%       16.83%        9/13/93
LSA
     Balanced Fund                                             0.93%            N/A         3.19%        10/1/99
     Disciplined Equity Fund                                  -18.65%           N/A        -7.21%        10/1/99
     Emerging Growth Fund                                     -37.40%           N/A        10.64%        10/1/99
     Focused Equity Fund                                      -21.41%           N/A        -3.54%        10/1/99
     Growth Equity Fund                                       -18.39%           N/A        -0.55%        10/1/99
     Value Equity Fund                                         7.29%            N/A        12.05%        10/1/99
MFS
     New Discovery Series - Service Class**                   -11.58%           N/A        18.43%        4/29/98
     Utilities Series - Service Class**                       -10.20%         11.90%       14.31%         1/3/95
The Universal Institutional Funds
     Yield Portfolio                                          -18.23%           N/A         0.15%        12/31/96
OCC
     Science and Technology Portfolio                           N/A             N/A        -46.10%       4/12/00
     Small Cap Portfolio                                      35.64%          11.37%       14.35%        7/31/88
PIMCO
     Foreign Bond Portfolio-Administrative Class              -2.48%            N/A        -3.21%        1/31/99
     Money Market Portfolio-Administrative Class              -1.85%            N/A        -1.05%        8/31/99
     Total Return Bond Portfolio-Administrative Class          2.22%            N/A         2.41%        12/31/97
Salomon Brothers
     Variable Capital Fund                                    10.08%            N/A        15.23%        12/31/97

(with the Enhanced Death Benefit and Enhanced Earnings Death Benefit Riders)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*               0.04%          10.60%       15.00%        10/10/86
     Investment Grade Bond  Portfolio - Service Class 2*       5.86%           3.16%        7.89%        12/6/88
     Overseas Portfolio - Service Class 2*                    -26.65%          6.89%        6.76%        1/29/87
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                -30.22%         15.69%       16.65%        9/13/93
LSA
     Balanced Fund                                             0.77%           #N/A         3.02%        10/1/99
     Disciplined Equity Fund                                  -18.78%          #N/A        -7.36%        10/1/99
     Emerging Growth Fund                                     -37.50%          #N/A        10.46%        10/1/99
     Focused Equity Fund                                      -21.54%          #N/A        -3.69%        10/1/99
     Growth Equity Fund                                       -18.53%          #N/A        -0.71%        10/1/99
     Value Equity Fund                                         7.12%           #N/A        11.88%        10/1/99
MFS
     New Discovery Series - Service Class**                   -11.72%          #N/A        18.24%        4/29/98
     Utilities Series - Service Class**                       -10.34%         11.73%       14.14%         1/3/95
The Universal Institutional Funds
     Yield Portfolio                                          -18.36%          #N/A        -0.01%        12/31/96
OCC
     Science and Technology Portfolio                          #N/A            #N/A        -46.16%       4/12/00
     Small Cap Portfolio                                      35.44%          11.19%       14.18%        7/31/88
PIMCO
     Foreign Bond Portfolio-Administrative Class              -2.63%           #N/A        -3.36%        1/31/99
     Money Market Portfolio-Administrative Class              -2.01%           #N/A        -1.20%        8/31/99
     Total Return Bond Portfolio-Administrative Class          2.06%           #N/A         2.25%        12/31/97
Salomon Brothers
     Variable Capital Fund                                     9.91%           #N/A        15.05%        12/31/97

(with Income Benefit and Enhanced Earnings Death Benefit Rider)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*               0.09%          10.65%       15.05%        10/10/86
     Investment Grade Bond  Portfolio - Service Class 2*       5.91%           3.21%        7.94%        12/6/88
     Overseas Portfolio - Service Class 2*                    -26.61%          6.94%        6.81%        1/29/87
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                -30.18%         15.75%       16.71%        9/13/93
LSA
     Balanced Fund                                             0.82%            N/A         3.08%        10/1/99
     Disciplined Equity Fund                                  -18.74%           N/A        -7.31%        10/1/99
     Emerging Growth Fund                                     -37.47%           N/A        10.52%        10/1/99
     Focused Equity Fund                                      -21.50%           N/A        -3.64%        10/1/99
     Growth Equity Fund                                       -18.48%           N/A        -0.65%        10/1/99
     Value Equity Fund                                         7.17%            N/A        11.94%        10/1/99
MFS
     New Discovery Series - Service Class**                   -11.67%           N/A        18.31%        4/29/98
     Utilities Series - Service Class**                       -10.29%         11.78%       14.20%         1/3/95
The Universal Institutional Funds
     Yield Portfolio                                          -18.32%           N/A         0.04%        12/31/96
OCC
     Science and Technology Portfolio                           N/A             N/A        -46.14%       4/12/00
     Small Cap Portfolio                                      35.51%          11.25%       14.24%        7/31/88
PIMCO
     Foreign Bond Portfolio-Administrative Class              -2.58%            N/A        -3.31%        1/31/99
     Money Market Portfolio-Administrative Class              -1.96%            N/A        -1.15%        8/31/99
     Total Return Bond Portfolio-Administrative Class          2.12%            N/A         2.30%        12/31/97
Salomon Brothers
     Variable Capital Fund                                     9.97%            N/A        15.11%        12/31/97

(with Enhanced Death Benefit, Income Benefit and Enhanced Earnings Death Benefit Rider)

                                                                                     Average Annual Return
                                                            SubAccount                                 10 Years or
                       Fund Names                         Inception Date      1 Year       5 Year    Since Inception
Fidelity Variable Insurance Products
     Equity Income  Portfolio - Service Class 2*              -0.18%          10.37%       14.77%        10/10/86
     Investment Grade Bond  Portfolio - Service Class 2*       5.63%           2.94%        7.67%        12/6/88
     Overseas Portfolio - Service Class 2*                    -26.81%          6.67%        6.55%        1/29/87
Janus Aspen Series
     Worldwide Growth Portfolio: Service Class                -30.37%         15.45%       16.42%        9/13/93
LSA
     Balanced Fund                                             0.55%            N/A         2.81%        10/1/99
     Disciplined Equity Fund                                  -18.95%           N/A        -7.56%        10/1/99
     Emerging Growth Fund                                     -37.64%           N/A        10.23%        10/1/99
     Focused Equity Fund                                      -21.71%           N/A        -3.90%        10/1/99
     Growth Equity Fund                                       -18.70%           N/A        -0.92%        10/1/99
     Value Equity Fund                                         6.89%            N/A        11.64%        10/1/99
MFS
     New Discovery Series - Service Class**                   -11.91%           N/A        18.00%        4/29/98
     Utilities Series - Service Class**                       -10.53%         11.50%       13.91%         1/3/95
The Universal Institutional Funds
     Yield Portfolio                                          -18.54%           N/A        -0.22%        12/31/96
OCC
     Science and Technology Portfolio                           N/A             N/A        -46.25%       4/12/00
     Small Cap Portfolio                                      35.17%          10.96%       13.96%        7/31/88
PIMCO
     Foreign Bond Portfolio-Administrative Class              -2.84%            N/A        -3.57%        1/31/99
     Money Market Portfolio-Administrative Class              -2.22%            N/A        -1.41%        8/31/99
     Total Return Bond Portfolio-Administrative Class          1.85%            N/A         2.04%        12/31/97
Salomon Brothers
     Variable Capital Fund                                     9.68%            N/A        14.81%        12/31/97

*The Portfolios' Service Class 2 shares corresponding to these Variable Subaccounts were first offered on January 12, 2000. This share class has a Rule 12b-1 fee of 0.25 bps. For periods prior to January 12, 2000, the performance shown is based on historical performance of the Portfolios' Initial Class shares, which do not have a Rule 12b-1 fee. The historical performance was restated to reflect the effect of the Rule 12b-1 fee applicable to Service Class 2 shares. The inception dates for the Portfolios' Initial Class can be found under the Adjusted Historical Total Return section of this document.

**The Portfolios' Service Class shares corresponding to these Variable Subaccounts were first offered on May 1, 2000. This share class has a 12b-1 fee of 0.20 bps. For periods prior to May 1, 2000, the performance shown is based on historical performance of the Portfolios' Initial Class shares, which do not have a Rule 12b-1 Fee. The historical performance was restated to reflect the effect of the 12b-1 fee applicable to Service Class Shares. The inception dates for the Portfolios' Initial Class can be found under the Adjusted Historical Total Return section of this document.


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Subaccount and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Subaccount for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Subaccount for the current Valuation Period.

NET INVESTMENT FACTOR


The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Subaccount assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge, including any increase to the mortality and expense risk charge for an optional benefit Rider. We determine the Net Investment Factor for each Variable Subaccount for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:


(A)    The sum of:

     (1) the net asset value per share of the mutual fund underlying the Subaccount determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or capital gain distributions made by the mutual fund underlying the subaccount during the current Valuation Period.

(B) Divided by the net asset value per share of the mutual fund underlying the Subaccount determined as of the end of the immediately preceding Valuation Period.

(C) The result is reduced by the Mortality and Expense Risk Charge and the Administrative Expense Charge corresponding to the portion of the 365-day year (366 days for a Leap Year)that is in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Subaccount less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Subaccount's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Subaccount by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Subaccount.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Subaccount are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Subaccount invests. We calculate the Annuity Unit Value for each Variable Subaccount at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Subaccount's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS


The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract Owner(s) death (or Annuitant's death if there is a non-natural Contract Owner) before we will settle a death claim.


SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Subaccounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES


Applicable premium tax rates depend on the Contract Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.


TAX RESERVES

We do not establish capital gains tax reserves for any Variable Subaccount nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF LINCOLN BENEFIT LIFE COMPANY

Lincoln Benefit is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Lincoln Benefit, and its operations form a part of Lincoln Benefit, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Lincoln Benefit believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Lincoln Benefit does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Lincoln Benefit does not intend to make provisions for any such taxes. If Lincoln Benefit is taxed on investment income or capital gains of the Variable Account, then Lincoln Benefit may impose a charge against the Variable Account in order to make provision for such taxes.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE


There are several exceptions to the general rule that annuity contracts held by a non-natural Contract Owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal Contract Owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal Contract Owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural Contract Owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


IRS REQUIRED DISTRIBUTION AT DEATH RULES


In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any Contract Owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death; (2) if any Contract Owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the Contract Owner's death. If the Contract Owner's designated beneficiary is the surviving spouse of the Contract Owner, the contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner of the contract is a non-natural person, then the annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the Contract Owner.


QUALIFIED PLANS


The Contract may be used with several types of qualified plans. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Lincoln Benefit reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract Owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.


INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH INDIVIDUAL RETIREMENT ANNUITIES


Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the Contract Owner's death, attributable to the Contract Owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth
Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.



SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES


Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Lincoln Benefit is directed to transfer some or all of the Contract Value to another 403(b) plan.


CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL  GOVERNMENT AND TAX-EXEMPT  ORGANIZATION  DEFERRED  COMPENSATION
PLANS


Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as Contract Owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural Contract Owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.



EXPERTS


The financial statements of Lincoln Benefit as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedule included in this Statement of Additional Information have been audited by ________________, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by _______________, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


FINANCIAL STATEMENTS


The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two year period then ended, the financials statements of Lincoln Benefit as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, the related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and financial statement schedule of Lincoln Benefit included herein should be considered only as bearing upon the ability of Lincoln Benefit to meet its obligations under the Contracts.

                                     PART C

                                OTHER INFORMATION

                   ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following  financial  statements are included in Part A of the  Registration
Statement:

None

The following  financial  statements are included in Part B of the  Registration
Statement:

The consolidated financial statements (prepared on the GAAP basis of accounting) for Lincoln Benefit Life Company and subsidiary as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000. (to be added by pre-effective amendment)

The financial statements (prepared on the GAAP basis of accounting) of the Separate Account as of December 31, 2000 and for the years ended December 31, 2000 and 1999. ( to be added by pre-effective amendment)

The following  financial  statements are included in Part C of the  Registration
Statement:

None

(b) Exhibits

(1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing the establishment of the Lincoln Benefit Life Variable Annuity Account**

(2)  Custody Agreements (not applicable)

(3)  (a)  Form of Principal Underwriting Agreement****

     (b)  Form of Selling Agreement *****

(4)  Variable Annuity Contract (filed herewith)

(5)  Application for Contract (filed herewith)

(6)  Depositor--Corporate Documents

     (a)  Articles of Incorporation of Lincoln Benefit Life Company, as amended*

     (b)  By-Laws of Lincoln Benefit Life Company*

(7)  Reinsurance Contract**

(8)  Participation Agreements:

     (a)  Form of  Participation  Agreement  among Lincoln Benefit Life Company,
          The  Universal   Institutional  Funds,  Inc.  and  Miller  Anderson  &
          Sherrerd, LLP ******

     (b) Form of Participation Agreement among PIMCO Variable Insurance Trust, Lincoln Benefit Life Company and PIMCO Funds Distributor LLC ******

     (c) Form of Participation Agreement between Salomon Brothers Variable Series Fund Inc., and Salomon Brothers Asset Management Inc. ******

     (d) Form of Participation Agreement between Lincoln Benefit Life Company and LSA Variable Series Trust*******

     (e) (1) Form of Participation Agreement between Lincoln Benefit Life Company and OCC Accumulation Trust ******

     (e) (2) Amendment to Participation Agreement Among OCC Accumulation Trust, OCC Distributors, and Lincoln Benefit Life Company********

     (f) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company*

     (g) Participation Agreement among Lincoln Benefit Life Company, Variable Insurance Products Fund and Fidelity Distributors Corporation*

     (h) Participation Agreement among Lincoln Benefit Life Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation*

     (i) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company*

(9)  Opinion and Consent of Counsel (to be filed with pre-effective amendment)

(10) (a) Consent of Independent Auditors (to be filed with pre-effective amendment)

     (b)  Consent of Attorneys (to be filed with pre-effective amendment)

(11) Financial Statements Omitted from Item 23 (not applicable)

(12) Initial Capitalization Agreement (not applicable)

(13) Performance Computations (to be added by pre-effective amendment)

(27) Financial Data Schedules (not applicable)
------------------------

* Registration Statement on Form S-6 for Lincoln Benefit Life Variable Life Account, File No. 333-47717, filed March 11, 1998

** Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-50545, 811-7924, filed April 21, 1998.

*** Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-50545 filed July 24, 1998.

**** Post-Effective Amendment No. 1 to Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-50545, 811-7924 filed January 28, 1999.

***** Post-Effective Amendment No. 3 to Registration statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-50545, 811-7924 filed April 1, 1999.

****** Registration Statement on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-82427, filed July 8, 1999.

******* Pre-effective Amendment No. 1 on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-82427, filed September 29, 1999.

******** Post-Effective Amendment No. 2 on Form N-4 for Lincoln Benefit Life Variable Annuity Account, File No. 333-82427, Filed January 17, 2001.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of Lincoln Benefit Life Company are listed below. Their principal business address is 2940 South 84th Street, Lincoln, Nebraska 68506.

NAME                                POSITION/OFFICE WITH DEPOSITOR
--------------------------          ------------------------------------------------------
B. Eugene Wraith                    Director, President and Chief Operating Officer
Lawrence W. Dahl                    Director, Executive Vice President
Douglas F. Gaer                     Director, Executive Vice President
Rodger A. Hergenrader               Director, Senior Vice President
J. Kevin McCarthy                   Director
Kevin R. Slawin                     Director
Michael J. Velotta                  Director and Assistant Secretary
Carol S. Watson                     Director, Senior Vice President, General Counsel, and Secretary
Dean M. Way                         Director, Senior Vice President
Patricia W. Wilson                  Director
Thomas J. Wilson, II                Director, Chairman of the Board and Chief Executive Officer
Janet P. Anderbery                  Vice President
Bob W. Birman                       Vice President
Teresa N. Carnazzo                  Vice President
William F. Emmons                   Vice President, Assistant General Counsel & Assistant Secretary
Thomas S. Holt                      Vice President
Sharyn L. Jenson                    Vice President
Maxine Payton                       Vice President
Samuel H. Pilch                     Vice President and Controller
Stanley G. Shelley                  Vice President
Robert L. Vance                     Vice President and Assistant Treasurer
Regina Wheat                        Vice President
Errol Cramer                        Appointed Actuary
Karen C. Gardner                    Assistant Vice President
Susan L. Lees                       Assistant Secretary
Robert E. Transon                   Assistant Secretary
Barry S. Paul                       Assistant Treasurer
James P. Zils                       Assistant Treasurer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

See Annual Report on Form 10-K of The Allstate Corporation, File No. 1-11840, filed March 26, 2001.

ITEM 27. NUMBER OF CONTRACT OWNERS

None

ITEM 28. INDEMNIFICATION

The Articles of Incorporation of Lincoln Benefit Life Company (Depositor) provide for the indemnification of its directors and officers against expenses, judgments, fines and amounts paid in settlement as incurred by such person, so long as such person shall not have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company. This right of indemnity is not exclusive of other rights to which a director or officer may otherwise be entitled.

The By-Laws of ALFS, Inc. (Distributor) provide that the corporation will indemnify a director, officer, employee or agent of the corporation to the full extent of Delaware law. In general, Delaware law provides that a corporation may indemnify a director, officer, employee or agent against expenses, judgments, fines and amounts paid in settlement if that individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made for expenses, including attorney's fees, if the person shall have been judged to be liable to the corporation unless a court determines such person is entitled to such indemnity. Expenses incurred by such individual in defending any action or proceeding may be advanced by the corporation so long as the individual agrees to repay the corporation if it is later determined that he or she is not entitled to such indemnification.


Under the terms of the form of Underwriting Agreement, the Depositor agrees to indemnify the Distributor for any liability that the latter may incur to a Contract Owner or party-in-interest under a Contract, (a) arising out of any act or omission in the course of or in connection with rendering services under such Agreement, or (b) arising out of the purchase, retention or surrender of a Contract; provided, that the Depositor will not indemnify the Distributor for any such liability that results from the latter's willful misfeasance, bad faith or gross negligence, or from the reckless disregard by the latter of its duties and obligations under the Underwriting Agreement.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) ALFS, Inc. ("ALFS") serves as distributor for the Registrant. ALFS also serves as distributor for the Lincoln Benefit Life Variable Life Account, which is another separate account of Lincoln Benefit. The following are the directors and officers of ALFS. Their principal business address is 3100 Sanders Road, Northbrook, IL 60062.

NAME                                POSITION WITH DISTRIBUTOR
---------------------------         ------------------------------------------------
John R. Hunter                      President, Chief Executive Officer and Director
Kevin R. Slawin                     Director
Michael J. Velotta                  Director and Secretary
Thomas J. Wilson II                 Director
Janet M. Albers                     Vice President and Controller and Treasurer
Brent H. Hamann                     Vice President
Andrea J. Schur                     Vice President
Lisa A. Burnell                     Assistant Vice President and Compliance Officer
Joanne M. Derrig                    Assistant Secretary and Assistant General Counsel
Susan M. Lees                       Assistant Secretary
Carol S. Watson                     Assistant Secretary
Barry S. Paul                       Assistant Treasurer
James P. Zils                       Assistant Treasurer

(b) The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                        (2)
            (1)                  Net Underwriting                  (3)                        (4)
     Name of Principal             Discounts and              Compensation                 Brokerage                  (5)
        Underwriter                 Commission                on Redemption               Commission             Compensation
         ALFS, Inc                       0                          0                          0                       0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Lincoln Benefit Life Company, is located at 2940 South 84th Street, Lincoln, Nebraska 68506.

The Principal Underwriter, ALFS, Inc. is located at 3100 Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES
None.

ITEM 32. UNDERTAKINGS

Registrant undertakes (1) to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted; (2) to include either (A) as part of any application to purchase a Contract offered by the prospectus forming part of this Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, and (3) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS

The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (a) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SECTION 26(e) REPRESENTATIONS

The Company further represents that fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Lincoln, and the State of Nebraska, on this 17th day of May, 2001.

                                LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT (Registrant)

                                By:         LINCOLN BENEFIT LIFE COMPANY
                                     ------------------------------------------
                                                    (DEPOSITOR)

                                By:             /s/ B. EUGENE WRAITH
                                     ------------------------------------------
                                                  B. Eugene Wraith
                                       PRESIDENT AND CHIEF OPERATING OFFICER

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the 17th day of May, 2001.

         SIGNATURE                          TITLE                                                DATE
------------------------------              --------------------------                           --------------
/s/ B. Eugene Wraith
-------------------------------             President, Chief Operating Officer & Director        May 17, 2001
B.  Eugene Wraith
(Principal Executive Officer)


/s/ Robert L. Vance
------------------------------              Vice President & Assistant Treasurer                 May 17, 2001
Robert L. Vance
(Principal Financial Officer)



-----------------------------               Vice President & Controller                          May 17, 2001
Samuel H. Pilch
(Principal Accounting Officer)


/s/ Lawrence W. Dahl
-----------------------------               Executive Vice President & Director                  May 17, 2001
Lawrence W. Dahl


/s/ Douglas F. Gaer
----------------------------                Executive Vice President & Director                  May 17, 2001
Douglas F. Gaer


/s/ Rodger A. Hergenrader
-----------------------------               Senior Vice President & Director                     May 17, 2001
Rodger A. Hergenrader


----------------------------                Director                                             May 17, 2001
J. Kevin McCarthy


----------------------------                Director                                             May 17, 2001
Kevin R. Slawin



----------------------------                Director, Assistant General Counsel                  May 17, 2001
Michael J. Velotta                               & Assistant Secretary


/s/ Carol S. Watson
----------------------------                Senior Vice President, General Counsel               May 17, 2001
Carol S. Watson                                  & Secretary


/s/ Dean M. Way
----------------------------                Senior Vice President and Actuary                    May 17, 2001
Dean M. Way


----------------------------                Director                                             May 17, 2001
Patricia W. Wilson


-------------------------------             Chairman of the Board, Chief Executive               May 17, 2001
Thomas J. Wilson, II                             Officer & Director

                                INDEX TO EXHIBITS
                                       FOR
                       REGISTRATION STATEMENT ON FORM N-4
                  LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT

EXHIBIT NO.             SEQUENTIAL PAGE NO.
-----------  -----------------------------------------

(4) Variable Annuity Contract

(5) Application for Contract